MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
Second Quarter Ended June 30, 2025

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	1

INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated August 7, 2025, should be read in conjunction with IAMGOLD's unaudited condensed consolidated interim financial statements and related notes for the three and six months ended June 30, 2025 ("consolidated interim financial statements"). This MD&A should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes as at and for the fiscal year ended December 31, 2024, and the related MD&A included in the 2024 annual report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.iamgold.com. However, the information on the website is not in any way incorporated in or made a part of this MD&A.
ABOUT IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa, including Côté Gold (Canada), Westwood (Canada) and Essakane (Burkina Faso). The Côté Gold Mine (“Côté” or “Côté Gold”) achieved full nameplate in June 2025 and has the potential to be among the largest gold mines in Canada. IAMGOLD operates Côté in partnership with Sumitomo Metal Mining Co. Ltd. (“SMM”). In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts.
IAMGOLD employs approximately 3,700 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance (“ESG”) practices. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).
HIGHLIGHTS

Operating and financial results
•Attributable gold production was 173,000 ounces in the second quarter and 334,000 ounces year-to-date (“YTD”). Production is expected to be higher in the second half of the year, resulting from the consistent operation of Côté Gold near nameplate throughput and expected grade improvements at both Westwood and Essakane. The Company remains on track to achieve its full year production guidance.
•Côté produced 67,000 attributable ounces (96,000 ounces on a 100% basis) in the second quarter and 118,000 attributable ounces YTD (169,000 ounces on a 100% basis). On June 21, 2025, Côté reached a major milestone as the processing plant operated at 100% nameplate throughput capacity of 36,000 tonnes per day (“tpd”) on average over thirty consecutive days.
•Essakane and Westwood produced attributable production of 77,000 ounces and 29,000 ounces, respectively, in the second quarter.
•Revenues were $580.9 million from sales of 182,000 ounces at an average realized gold price1 of $3,182 per ounce for the quarter2 and $1,058.0 million YTD from sales of 356,000 ounces at an average realized gold price of $2,961 per ounce.
•Cost of sales per ounce sold was $1,561 ($1,514 YTD), cash cost1 per ounce sold was $1,556 ($1,509 YTD) and all-in-sustaining cost1 (“AISC”)1 per ounce sold was $2,041 ($1,976 YTD). The annual attributable cash cost1 guidance has been revised to $1,375 to $1,475 per ounce sold from $1,200 to $1,350 per ounce sold and AISC guidance has been revised to $1,830 to $1,930 per ounce sold from $1,625 to $1,800 per ounce sold. The revision is primarily attributed to higher royalties due to the higher gold prices, a change in the royalty structure and the impact of a strengthening Euro on costs at Essakane and higher operating and non-recurring capital costs at Côté during ramp-up to support the long-term availability of the operation.
•Net earnings and adjusted net earnings attributable to equity holders1 for the second quarter of $78.7 million ($118.4 million YTD) and $77.3 million ($132.5 million YTD), respectively.
•Net earnings and adjusted net earnings per share attributable to equity holders1 for the second quarter of $0.14 ($0.21 YTD) and $0.13 ($0.23 YTD), respectively.
•Net cash from operating activities was $85.8 million for the second quarter ($160.1 million YTD), net of the impact of delivering 37,500 ounces into gold prepay obligations. Net cash from operating activities, before movements in working capital and non-current ore stockpiles1, was $127.3 million for the second quarter ($232.2 million YTD), net of the impact of delivering 37,500 ounces into gold prepay obligations.
•Earnings before interest, income taxes, depreciation and amortization (“EBITDA”)1 was $283.8 million for the second quarter ($479.0 million YTD) and adjusted EBITDA1 was $276.4 million ($480.9 million YTD).
•Mine-site free cash flow1 was $140.5 million during the second quarter ($280.1 million YTD), including record attributable mine-site free cash flow from Côté of $93.9 million during the second quarter. The Company expects higher free cash flow at current gold prices through the remainder of 2025.
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1.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures".
2.The average realized gold price in the second quarter 2025, excluding the impact of the 2024 prepay arrangement (see “Liquidity and Capital Resources – Gold prepay arrangements”), was $3,310 per ounce ($3,114 YTD).

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	2

•The Company has available liquidity1 of $616.5 million, mainly comprised of cash and cash equivalents of $223.8 million and the available balance of the revolving credit facility (“Credit Facility”) of $391.7 million as at June 30, 2025.
•In health and safety, the Company reported a total recordable injuries frequency rate (“TRIFR”) of 0.41 for the quarter, tracking below the prior year performance.
Corporate
•During the second quarter of 2025, the Company completed the final delivery of gold ounces into its gold prepay arrangements, thereby concluding the 150,000 ounce gold prepay arrangements that were implemented as part of a previous financing package for the construction of Côté Gold. Deliveries into the gold prepayment arrangements in the second quarter 2025 totaled 37,500 ounces.
•During the second quarter of 2025, Franco-Nevada Corporation (“Franco-Nevada”) announced the acquisition of the pre-existing 7.5% gross margin royalty (“Gross Margin Royalty”) on the Côté Gold Mine from a private third party for the total cash consideration of $1.05 billion. The payment calculation methodology of the Gross Margin Royalty remains economically unchanged from the prior agreement in place with the third party. Franco-Nevada granted an option to IAMGOLD and SMM to buy up to 50% of the Gross Margin Royalty at Franco-Nevada’s attributable costs in two equal tranches of 25% over two and three years, respectively, in exchange for support in Franco-Nevada's detailed due diligence efforts.
•Effective June 20, 2025, in accordance with the 2024 Mining Code, the Government of Burkina Faso increased its ownership interest in the Essakane mine from 10% to 15%. As a result, the Company’s interest decreased from 90% to 85%.
•Essakane declared a record dividend of approximately $855 million in 2025. This dividend represents the full distribution of past undistributed retained earnings up to and including 2024. IAMGOLD’s 85% portion of the dividend, net of taxes, is approximately $680 million and will be paid through a revised framework that enables payments to be made at any time of the year, based on the cash generated by Essakane. This framework allows for improved management of in-country cash and aligns the interests of both IAMGOLD and the Government of Burkina Faso, including a preference for increased and/or more regular cash flow movements from Essakane.
•Subsequent to quarter end, the Company continued to execute on its debt reduction strategy and repaid $40 million on its second lien notes, reducing the principal balance to $360 million.

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1.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures".

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	3

OPERATING AND FINANCIAL RESULTS

For more details and the Company's overall outlook for 2025, see “Outlook”, and for individual mines performance, see “Operations”. The following table summarizes certain operating and financial results for the three months ended June 30, 2025 (Q2 2025), June 30, 2024 (Q2 2024) and the six months ended June 30 (or YTD) 2025 and 2024 and certain measures of the Company's financial position as at December 31, 2024.

	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Key Operating Statistics ($ millions)
Gold production – attributable (000s oz)	173	166	334	317
- Côté Gold[1]	67	20	118	21
- Westwood	29	35	53	67
- Essakane[2]	77	111	163	229
Gold sales – attributable (000s oz)	173	156	338	306
- Côté Gold[1]	68	14	120	14
- Westwood	29	35	56	68
- Essakane[2]	76	107	162	224
Cost of sales[3] ($/oz sold) – attributable	$1,561	$1,076	$1,514	$1,066
- Côté Gold[1]	$1,222	$839	$1,240	$839
- Westwood	$1,577	$1,142	$1,562	$1,191
- Essakane[2]	$1,858	$1,084	$1,700	$1,042
Cash costs[3] ($/oz sold) – attributable	$1,556	$1,071	$1,509	$1,062
- Côté Gold[1]	$1,219	$836	$1,237	$836
- Westwood	$1,562	$1,131	$1,545	$1,182
- Essakane[2]	$1,855	$1,081	$1,697	$1,040
AISC[3] ($/oz sold) – attributable	$2,041	$1,617	$1,976	$1,553
- Côté Gold[1]	$1,611	$—	$1,625	$—
- Westwood	$2,140	$1,663	$2,132	$1,747
- Essakane[2]	$2,224	$1,481	$2,024	$1,393
Average realized gold price[4,5] ($/oz)	$3,182	$2,294	$2,961	$2,187
1.Attributable portion for Côté Gold is based on IAMGOLD’s ownership of 70%. Prior to November 30, 2024, IAMGOLD’s ownership was 60.3%. See “Operations – Côté Gold, Canada” for more details.
2.IAMGOLD’s ownership interest decreased from 90% to 85% effective June 20, 2025. See “Operations – Essakane, Burkina Faso” for more details. The attributable portion for Essakane is presented as 90% for the second quarter and YTD 2025 throughout the MD&A.
3.Throughout this MD&A, cost of sales, excluding depreciation, is disclosed in the segment note in the consolidated interim financial statements.
4.Refer to the “Non-GAAP Financial Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
5.The average realized gold price in the second quarter 2025, excluding the impact of the 2024 prepay arrangement (see “Liquidity and Capital Resources – Gold prepay arrangements”), was $3,310 per ounce ($3,114 YTD).

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	4

	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Financial Results ($ millions)
Revenues	$580.9	$385.3	$1,058.0	$724.2
Gross profit	$198.8	$150.7	$340.0	$256.4
EBITDA[1]	$283.8	$189.9	$479.0	$344.0
Adjusted EBITDA[1]	$276.4	$191.1	$480.9	$343.6
Net earnings (loss) attributable to equity holders	$78.7	$84.5	$118.4	$139.3
Adjusted net earnings (loss) attributable to equity holders[1]	$77.3	$84.8	$132.5	$137.8
Net earnings (loss) per share attributable to equity holders	$0.14	$0.16	$0.21	$0.27
Adjusted net earnings (loss) per share attributable to equity holders[1]	$0.13	$0.16	$0.23	$0.27
Net cash from operating activities before changes in working capital[1]	$127.3	$169.2	$232.2	$312.0
Net cash from operating activities	$85.8	$160.1	$160.1	$237.2
Mine-site free cash flow[1]	$140.5	$140.0	$280.1	$186.2
Capital expenditures[1,2] – sustaining	$78.4	$57.4	$140.1	$112.5
Capital expenditures[1,2] – expansion	$8.9	$62.3	$14.2	$177.5
	June 30	December 31	June 30	December 31
	2025	2024	2025	2024
Financial Position ($ millions)
Cash and cash equivalents	$223.8	$347.5	$223.8	$347.5
Long-term debt	$1,062.1	$1,028.9	$1,062.1	$1,028.9
Net cash (debt)[1]	$(1,014.9)	$(859.3)	$(1,014.9)	$(859.3)
Available Credit Facility	$391.7	$418.5	$391.7	$418.5
1.Refer to the “Non-GAAP Financial Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
2.Sustaining and expansion capital expenditures represent incurred expenditures for property, plant and equipment and exploration and evaluation assets, and exclude right-of-use assets and working capital impacts.

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	5

Attributable Gold Production (000s oz)
166
20
35
111
173
41
32
100
177
62
35
80
161
51
24
86
173
67
29
77
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Essakane
Westwood
Côté

Attributable Gold Sales (000s oz)

156
14
35
107
171
41
29
101
177
56
37
84
165
52
27
86
173
68
29
76
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Essakane
Westwood
Côté

Cost of sales¹, Cash costs¹,² and
AISC¹,²,⁴ ($/oz)
1,425
1,617
1,527
1,789
1,845
1,949
1,949
1,908
2,109
2,041
1,076
1,071
1,170
1,165
1,298
1,294
1,465
1,459
1,561
1,556
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Cost of sales¹
Cash costs¹,²
Depreciation ($/oz)
AISC¹,²

Revenue and Average Realized Price²
3,182
2,731
2,525
2,391
2,294
385.3
438.9
469.9
477.1
580.9
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Revenue
Average Realized Price²

Capital Expenditures[2,3,4]
119.7
60.6
1.7
57.4
78.8
10.3
0.9
67.6
101.0
7.4
93.6
67.0
5.3
61.7
87.3
8.9
78.4
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Sustaining
Expansion (Operations)
Côté Project

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1.Cost of sales, including depreciation, cash costs and AISC are expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane during the reporting period). See “Operations – Essakane, Burkina Faso”.
2.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.
3.Côté capital expenditures reflect the proportionate interest in Côté Gold UJV on an incurred basis.
4.All-in sustaining cost and sustaining capital expenditures for the third quarter 2024 for Côté Gold represent the two-month period following achievement of commercial production.

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	6

OUTLOOK

Production (000 oz)

	YTD 2025	Full Year Guidance 2025
Côté Gold – (70%)	118	250 – 280
Westwood – (100%)	53	125 – 140
Essakane – (90% YTD, 85% - see below)	163	360 – 400
Total attributable production (000s oz)	334	735 – 820
Total attributable production in the first half of the year was 334,000 ounces. The Company expects attributable production in the second half of the year to be approximately 400,000 to 485,000 ounces, positioning the Company to achieve its full year production guidance of 735,000 to 820,000 ounces. The stronger second half is due to continued improvements at the Côté Gold mine during its first full year of operations, coupled with an increase in expected grades at both Essakane and Westwood based on the respective mining sequences. For further details, refer to the “Operations” section of each mine below.
The attributable guidance for Essakane was estimated at the beginning of the year, assuming IAMGOLD’s 90% ownership interest in the project. The full year attributable guidance has not been revised, however, with the change in IAMGOLD's ownership in Essakane decreasing to 85% at the end of the second quarter 2025, the Company expects Essakane's attributable production to fall towards the lower end of the original guidance range. See “Operations – Essakane, Burkina Faso” for more details.
Costs

	YTD 2025	Updated Full Year Guidance 2025	Previous Full Year Guidance 2025
Côté Gold
Cash costs ($/oz sold)	$1,237	$1,100 – $1,200	$950 – $1,100
AISC ($/oz sold)	$1,625	$1,600 – $1,700	$1,350 – $1,500
Westwood
Cash costs ($/oz sold)	$1,545	$1,275 – $1,375	$1,175 – $1,325
AISC ($/oz sold)	$2,132	$1,800 – $1,900	$1,675 – $1,825
Essakane
Cash costs ($/oz sold)	$1,697	$1,600 – $1,700	$1,400 – $1,550
AISC ($/oz sold)	$2,024	$1,850 – $1,950	$1,675 – $1,825
Consolidated
Cost of sales[1] ($/oz sold)	$1,514	$1,375 – $1,475	$1,200 – $1,350
Cash costs[1,2] ($/oz sold)	$1,509	$1,375 – $1,475	$1,200 – $1,350
AISC[1,2] ($/oz sold)	$1,976	$1,830 – $1,930	$1,625 – $1,800
1.Consists of Côté Gold and Westwood on an attributable basis of 70% and 100%, respectively, and an attributable basis of 90% at Essakane for the first half of the year and 85% thereafter.
2.This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
Cost guidance has been revised and cash costs on a consolidated basis for the full year are now expected to be in the range of $1,375 to $1,475 per ounce sold, due to:
•Higher royalties at Côté and Essakane driven by increased realized gold prices, along with a revised royalty structure at Essakane, contributing to a combined increase of approximately $60 to $70 per ounce on a consolidated basis;
•Higher mining and milling costs at Côté in the first half of the year due to more than planned rehandling at the mine and additional contractor and maintenance costs to support the ramp up and availability of the plant. The costs are expected to remain higher than originally guided during the remainder of the year as the mine is transitioning to a bulk mine plan and additional contractor costs are incurred until the additional secondary crusher is installed in the fourth quarter 2025. The increasing costs increased cash cost by approximately $50 per ounce on a consolidated basis; and
•The expected impact of a strengthening Euro on costs at Essakane during the remainder of the year.
AISC for the full year is now expected to be in the range of $1,830 and $1,930 per ounce sold due to higher cash costs described above and an increase of approximately $20 million in capital expenditures at Côté for plant improvements that are non-recurring, increasing the consolidated costs by approximately $25 per ounce.
The revised guidance was based on the following assumptions for the second half of 2025, before the impact of hedging: average realized gold price of $3,300 per ounce (versus the original guidance assumption of $2,500 per ounce), USD/CAD exchange rate of 1.35, EUR/USD exchange rate of 1.17 (original guidance assumed an average EUR/USD of 1.11), average Brent oil price of $80 per barrel and West Texas Intermediate (WTI) price of $75 per barrel (original guidance $75 and $70 per barrel, respectively). For expected impacts from fluctuation in these assumptions, refer to the Sensitivity Impact table included in the “Financial Condition” section.

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	7

Capital Expenditures

	YTD 2025[1]			Updated Full Year Guidance 2025[2]			Previous Full Year Guidance 2025
($ millions)	Sustaining	Expansion	Total	Sustaining	Expansion	Total	Sustaining[3]	Expansion	Total
Côté Gold (IMG share)	$45.4	$9.7	$55.1	$130	$20	$150	$110	$15	$125
Westwood	31.1	—	31.1	70	—	70	70	—	70
Essakane	62.9	4.5	67.4	110	5	115	110	5	115
	$139.4	$14.2	$153.6	$310	$25	$335	$290	$20	$310
Corporate	0.7	—	0.7	—	—	—	—	—	—
Total[3]	$140.1	$14.2	$154.3	$310	$25	$335	$290	$20	$310
1. 100% basis, for Westwood and Essakane, and reflects IAMGOLD’s 70% interest in Côté Gold UJV on an incurred basis.
2.Capital expenditures guidance (±5%).
3.Includes $11 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.
Capital expenditures in 2025 are now expected to total $335 million, of which $310 million is categorized as sustaining capital.
Exploration Outlook

	YTD 2025			Full Year Guidance 2025
($ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Exploration projects – greenfield	$0.2	$11.6	$11.8	$—	$25	$25
Exploration projects – brownfield	6.0	1.0	7.0	11	2	13
	$6.2	$12.6	$18.8	$11	$27	$38
Exploration expenditures for 2025 are expected to be approximately $38 million, the majority of which will be expensed. The largest exploration spend will be at Côté Gold of approximately $13 million attributable to IAMGOLD including the Gosselin resource delineation drilling program, Essakane at approximately $7 million, followed by Nelligan Gold Project/Monster Lake Gold Project at approximately $6 million.
Income Taxes Paid and Depreciation Outlook

($ millions)	YTD 2025	Updated Full Year Guidance 2025	Previous Full Year Guidance 2025
Depreciation expense	$174.7	$450 (±5%)	$450 (±5%)
Income taxes paid	$77.4	$165 – $175	$120 – $130
The Company expects to pay cash taxes in the range of $165 to $175 million during 2025, revised upwards from previous guidance of $120 to $130 million primarily due to higher withholding taxes resulting from the increase in the Essakane dividend. Cash tax payments do not occur evenly by quarter, as amounts paid in a quarter can include payments of the final balance of the prior year taxes and payments of instalments for the current year, both required to be made at times as prescribed by different countries. There are no significant cash taxes expected in respect of the new global minimum top-up taxes (“GloBE”).
The Company maintains its expected consolidated depreciation expense for 2025 of approximately $450 million (±5%). In line with production levels, depreciation expense is expected to be higher in the second half of the year due to the large proportion of depreciable assets that are depreciated on a units of production basis. On an annual basis, the expected depreciation expense this year is higher than last year due to the increase in the value of depreciable property, plant and equipment following the completion of construction and commencement of commercial operations at Côté Gold and the 2024 impairment reversal at the Westwood cash generating unit (“CGU”).
ENVIRONMENTAL, SOCIAL AND GOVERNANCE

The Company released its 2024 Sustainability Report on May 6, 2025. The report draws upon various ESG frameworks and standards and internationally recognized methodologies such as the Global Reporting Initiative (“GRI”) and Sustainability Accounting Standards Board (“SASB”).
Health and Safety
The TRIFR was 0.41 for the second quarter 2025, compared to 0.70 in the prior year period, and tracking at 0.54 for the year. IAMGOLD is continuing to advance its critical risk management and visible leadership to improve safety and reduce high-potential incidents. This includes the integration of contractors in the critical risk management program.
The Company continues to track a range of leading indicators around critical risk management, contractor management, and incident investigation quality.

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	8

Environmental and Social Performance
There were zero significant environmental or community incidents reported for the quarter1.
Indigenous Relations
As a Canadian business committed to responding to the Truth and Reconciliation Commission of Canada’s Calls to Action2, IAMGOLD launched a company-wide initiative in the first quarter 2025, that will help the Company articulate how it works with Indigenous peoples beyond reconciliation, towards a future that builds upon the Company’s experiences and reflects its values. This work will lead to the creation of a coherent vision for reconciliation and a roadmap to help guide the Company’s actions as an organization. During the second quarter 2025, IAMGOLD partnered with an Indigenous business to provide training to employees regarding Indigenous history, context, and reconciliation opportunities. This initial in-person training was offered to corporate employees.
Equity, Diversity and Inclusion
IAMGOLD includes annual objectives to support its efforts in integrating Equity, Diversity and Inclusion ("EDI") into the strategy and corporate scorecard, for the annual objectives, and tracks EDI metrics in site and corporate reports for visibility and measurement. During the second quarter 2025, IAMGOLD’s executive leadership group had a 40% female representation.
Governance
The Board of Directors of IAMGOLD (the “Board”) maintains diversity and renewal guidelines that reflect governance best practices. Membership should comprise, at a minimum, of the greater of (i) two female directors, or (ii) 30% female directors. The average tenure of the Board should not exceed ten years, and no director should serve as the chair of the Board or the chair of any committee for more than ten consecutive years.
Currently, women represent 44% of all directors and 50% of independent directors. The average tenure of directors on the Board is approximately three years.

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1.IAMGOLD defines significant incidents as those assessed as Level 4 or 5 based on the Company's risk matrix, and/or resulting in fines greater than US$100,000. The Company's risk matrix includes a consequence matrix to determine incident severity that considers environmental, health and safety, social, and financial aspects.
2.The Truth and Reconciliation Commission of Canada (2015) released its Calls to Action report, which included a call to the Canadian corporate sector to support reconciliation

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	9

OPERATIONS

Côté Gold, Canada

The Côté District is located 125 kilometres southwest of Timmins and 175 kilometres north of Sudbury, Ontario, Canada. The mine is being operated through an unincorporated joint venture (the “Côté Gold UJV” or “UJV”) between IAMGOLD, as the operator, and SMM. On November 30, 2024, the Company repurchased a 9.7% temporarily transferred interest (the “Funding Agreement with SMM”) which returned IAMGOLD to its full 70% interest in the Côté Gold UJV. See “Funding Agreement with SMM” below.
Côté Gold Mine (IAMGOLD interest – 70% for Q2 and YTD 2025, 60.3% for Q2 and YTD 2024)

	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Key Operating Statistics (100% basis, unless otherwise stated)
Ore mined (000s t)	3,170	2,109	6,285	4,053
Grade mined (g/t)	0.95	0.93	0.87	0.83
Operating waste mined (000s t)	5,838	3,480	11,505	6,688
Capital waste mined (000s t)	2,800	4,925	4,773	7,370
Material mined (000s t) – total	11,808	10,514	22,563	18,111
Strip ratio[1]	2.7	4.0	2.6	3.5
Ore milled (000s t)	2,930	834	5,027	882
Head grade (g/t)	1.10	1.39	1.13	1.35
Recovery (%)	93	90	93	90
Gold production (000s oz) – 100%	96	34	169	35
Gold production (000s oz) – attributable	67	20	118	21
Gold sales (000s oz) – 100%	98	23	172	23
Gold sales (000s oz) – attributable	68	14	120	14
Average realized gold price[2,3] ($/oz)	$3,336	$2,341	$3,160	$2,341
Financial Results ($ millions – attributable interest)
Revenues[4]	$229.2	$32.0	$380.4	$32.0
Cost of sales[4]	83.9	11.4	149.1	11.4
Production costs	68.0	14.5	124.4	15.3
(Increase)/decrease in finished goods	0.7	(4.1)	(0.1)	(4.9)
Royalties[5]	15.2	1.0	24.8	1.0
Cash costs[2]	83.6	11.4	148.7	11.4
Sustaining capital expenditures[2,6]	27.2	—	45.4	—
Expansion capital expenditures[2,6]	6.6	60.6	9.7	175.3
Total sustaining and expansion capital expenditures[2,6]	33.8	60.6	55.1	175.3
Earnings from operations	101.5	18.7	151.2	17.4
Mine-site free cash flow[2]	93.9	—	151.5	—
Unit costs per tonne[2]
Mine costs per operating tonne mined	$3.88	$3.92	$3.69	$3.64
Mill costs per tonne milled[2]	$16.94	$—	$18.30	$—
G&A costs per tonne milled[2]	$5.80	$—	$7.09	$—
Operating costs per ounce[7]
Cost of sales excluding depreciation ($/oz sold)	$1,222	$839	$1,240	$839
Cash costs[2] ($/oz sold)	$1,219	$836	$1,237	$836
AISC[2,7] ($/oz sold)	$1,611	$—	$1,625	$—
1.Strip ratio is calculated as waste mined divided by ore mined.
2.This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
3.Average gold price realized on the attributable portion of sales excludes the impact of gold delivered into prepayment arrangements.
4.As per note 25 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
5.Includes the 7.5% gross margin royalty and various net smelter return royalties.
6.All-in sustaining cost and sustaining capital expenditure for the second quarter and YTD 2024 are $nil as commercial production was achieved starting August 1, 2024. Expansion capital expenditures include Project Expenditures.
7.Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	10

Operational Insights
•Attributable gold production was 67,000 ounces in the second quarter 2025 (96,000 ounces on a 100% basis). The ramp-up of Côté achieved a significant milestone in June, as the processing plant operated at 100% of its nameplate capacity of 36,000 tpd on average over thirty consecutive days, and produced 25,000 attributable ounces (35,000 ounces on a 100% basis).
•Mining activity totaled 11.8 million tonnes in the second quarter 2025, an increase of 12% over the prior year period. Ore tonnes mined increased to 3.2 million tonnes with an associated strip ratio of 2.7:1 waste to ore. The average grade mined was 0.95 g/t in the second quarter 2025, in line with the updated mining schedule.
•Mill throughput in the second quarter 2025 totaled 2.9 million tonnes, with successive increases in throughput each month during the quarter. Head grades of 1.10 g/t were in line with plan, with feed material comprised of a combination of direct-feed ore and stockpiles. Recoveries in the plant averaged 93% in the quarter. The reconciliation between the reserve models, grade control models, mill feed and production continues to be in line with expected tolerances.
•Preparation work for the installation of the additional secondary cone crusher commenced in the quarter. The additional secondary cone crusher will provide further capacity and redundancy, while minimizing supplementary crushing and coarse ore refeed activities currently used to maximize throughput. The additional secondary crusher is also expected to optimize the grind size entering the high-pressure grinding roll (HPGR) and ball mill feed which is expected to improve maintenance cycles, as well as unlock further capacity of the crushing and grinding circuit.
•Mill throughput has been adjusted for by annual maintenance in the third quarter and by the installation of the additional secondary crusher in the fourth quarter.
Financial Highlights (attributable basis) – Q2 and YTD 2025
•Revenue and cost of sales were recognized in accordance with IAMGOLD's ownership level of 70%, following the November 30, 2024, repurchase of the 9.7% transferred interest from SMM.
•Production costs were $68.0 and $124.4 million during the three and six months ended June 30, 2025, respectively.
•Mining cost was $3.88 and $3.69 per tonne mined during the three and six months ended June 30, 2025, respectively. Costs are expected to decrease over the course of the year as mining operations continue to ramp-up and rehandling is reduced. Mining costs increased in the quarter due to higher diesel consumption, also impacted by higher rehandling contractor costs and consumable parts related to an increase in drilling, loading and blasting activities, partially offset by lower maintenance and technology related costs.
•Milling cost was $16.94 and $18.30 per tonne milled during the three and six months ended June 30, 2025, respectively. Unit costs improved in the second quarter as throughput levels increased, partially offset by higher maintenance costs and additional contractor and rental costs for the supplementary crushing and coarse ore refeed activities during shutdowns. Unit costs are expected to decline following the installation of the additional cone crusher that should reduce the use of the re-feed circuit and related costs.
•G&A cost was $5.80 and $7.09 per tonne milled during the three and six months ended June 30, 2025, respectively. Unit costs improved during the second quarter due to the increasing levels of throughput.
•Cost of sales, excluding depreciation, during the three and six months ended June 30, 2025, totaled $83.9 million and $149.1 million, respectively. Cost of sales includes $15.2 million and $24.8 million, respectively, of royalties for the three and six months ended June 30, 2025. Cost of sales per ounce sold, excluding depreciation, for the three and six months ended June 30, 2025, was $1,222 and $1,240, respectively.
•Cash costs during the three and six months ended June 30, 2025, totaled $83.6 million and $148.7 million, respectively, and cash cost per ounce sold was $1,219 and $1,237 million, respectively.
•AISC during the three and six months ended June 30, 2025, was $1,611 and $1,625 per ounce sold, respectively.
•Capital expenditures, on a 100% and incurred basis, totaled $48.2 million in the second quarter 2025. Sustaining capital expenditures totaled $38.8 million ($27.2 million on a 70% basis), including $18.1 million of mobile equipment and critical spares, $9.7 million of capitalized stripping, $9.6 million of tailings infrastructure and related earthworks, and $1.4 million of other capital projects. Expansion capital of $9.4 million ($6.6 million on a 70% basis) was primarily associated with the installation progress of the additional secondary cone crusher which will be commissioned in the fourth quarter of this year.
•Capital expenditures, on a 100% and incurred basis, totaled $78.4 million YTD 2025. Sustaining capital expenditures totaled $64.6 million, ($45.4 million on a 70% basis), including $21.4 million of mobile equipment and critical spares, $16.9 of capitalized stripping, $13.1 of tailings expansion and related earthworks, $11.7 of capital projects related to operational improvements and ramp-up and $1.5 of other capital projects. Expansion capital of $13.8 million ($9.7 million on a 70% basis) was primarily associated with the installation progress of the additional secondary cone crusher which will be commissioned in the fourth quarter of this year.
•Mine-site free cash flow was $93.9 million on an attributable basis for the three months ended June 30, 2025, consisting of operating cash flow of $125.4 million offset by capital expenditures totaling $31.5 million. For the six months ended June 30, 2025, mine-site free cash flow was $151.5 million on an attributable basis, consisting of operating cash flow of $203.5 million offset by capital expenditures totaling $52.0 million.

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	11

2025 Outlook
Production at Côté Gold is expected to be in the range of 360,000 to 400,000 ounces on a 100% basis (250,000 to 280,000 ounces on an attributable basis). The primary focus continues to be the stabilization of the processing plant to continuously operate at or above the design capacity of 36,000 tpd.
Mining activities are expected to increase in the second half of the year, averaging approximately 12 to 13 million tonnes per quarter over this period, with a strip ratio trending lower than the second quarter as ore mined increases. Plant throughput is expected to total approximately 11 million tonnes in 2025, resulting from the annual maintenance planned in the third quarter and the installation of the additional cone crusher in the fourth quarter. The additional secondary crusher will provide further capacity and redundancy in the dry side of the plant resulting in overall higher availability and throughput. Plant head grades are expected to average approximately 1.1 to 1.2 g/t Au, as mining and stockpiling activities shift towards a more efficient mine plan to reduce rehandling of stockpiled ore and optimize for potential future expansions.
Cost guidance has been revised and cash costs are now expected to be in the range of $1,100 to $1,200 per ounce sold, revised from $950 to $1,100 per ounce sold and AISC is now expected to be $1,600 to $1,700 per ounce sold, revised from $1,350 to $1,500 per ounce sold. Costs have increased due to: (i) royalties expected to be higher by approximately $50 to $60 per ounce due to the higher gold prices, (ii) higher than planned mining unit costs mainly attributed to higher than planned rehandling (iii) higher than planned contractor and rental costs for the temporary coarse ore refeed crushing circuit and higher maintenance costs expected to contribute approximately $150 per ounce over the course of the year, and (iv) approximately $20 million, or $40 per ounce for the additional capital to improve long-term plant availability (see below). Mining costs are expected to decline as mining operations transition to bulk mining that is expected to reduce rehandling. Milling costs are expected to reduce exiting 2025 following the installation of the additional secondary crusher which is expected to significantly reduce costs related to the use of the coarse ore refeed circuit and maintenance intervals in the crushing and grinding circuit.
Sustaining capital expenditures guidance (±5%) attributable to IAMGOLD has been increased to $130 million ($186 million on a 100% basis). The increase is attributed to plant improvements to support overall plant availability and operating conditions, including dust mitigation systems inside the facilities. These sustaining capital expenses related to plant improvements this year are non-recurring. Overall sustaining capital continues to be higher than the life-of-mine average as the mine progresses the completion of construction of the full tailings dam footprint and related earthworks projects and incurs higher capital waste spending of approximately $20 million ($28 million on a 100% basis) to complete the final year of the initial pit pushback. Expansion capital of $20 million ($29 million on a 100% basis) is primarily associated with the planned installation of the additional secondary crusher in the fourth quarter of this year.
Exploration
The Gosselin zone is located immediately to the northeast of the Côté zone. Following the completion of the expansion and delineation diamond drilling program in 2024, the 2025 drilling plan will continue with diamond drilling activities aimed at increasing the confidence in the existing resource and converting a large part of the Inferred Resource to the Indicated Resource category. A total of 45,000 metres is currently planned but this program could increase. Approximately 19,700 metres were completed in the second quarter 2025 (31,700 metres YTD). In addition, 6,500 metres are planned this year to test high potential targets along the favourable structural corridor towards the Jack Rabbit area to the north-east of the Gosselin zone and develop models and targets within the larger Côté District at Swayze West – Jerome area.
The results of the Gosselin exploration program will be included in an updated Mineral Reserve and Resource estimate next year and will inform the planned updated technical report which will consider a larger scale Côté Gold Mine with a conceptual mine plan targeting both the Côté and Gosselin zones over the life of mine. This updated technical report is expected to be completed by the end of 2026.
Côté Zone Drilling
An infill drilling program of 20,000 metres is also planned on the Côté zone and has been initiated in the second quarter of 2025 with approximately 6,500 metres completed. This infill drilling program is planned to improve resource confidence within the northeastern extension of the Côté deposit and convert other areas of Inferred Resources into the Indicated Resources category.
Funding Agreement with SMM
On December 19, 2022, the Company announced it had entered into the JV Funding and Amending Agreement with SMM, whereby SMM contributed the Company's funding obligations to the Côté Gold UJV and as a result, the Company transferred 9.7% of its interest in Côté Gold to SMM with a right to repurchase these transferred interests to return to its full 70% interest in the Côté Gold Mine.
On November 30, 2024, the Company exercised its right to repurchase the 9.7% interest in Côté Gold returning IAMGOLD to its full 70% interest in Côté Gold.

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	12

Westwood Complex, Canada

The Westwood Complex is located 35 kilometres northeast of Rouyn-Noranda and 80 kilometres west of Val d'Or in southwestern Québec, Canada. The Westwood Complex includes the Westwood underground mine and the Grand Duc open pit mine.
Westwood Complex (IAMGOLD interest – 100%)

	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Key Operating Statistics
Underground lateral development (metres)	981	1,166	2,128	2,473
Ore mined (000s t) – underground	98	89	187	172
Ore mined (000s t) – open pit	315	128	507	248
Ore mined (000s t) – total	413	217	694	420
Grade mined (g/t) – underground	7.25	9.05	6.80	8.98
Grade mined (g/t) – open pit	1.11	2.35	1.18	2.32
Grade mined (g/t) – total	2.57	5.08	2.70	5.04
Ore milled (000s t)	323	302	605	551
Head grade (g/t) – underground	7.38	9.22	6.86	9.02
Head grade (g/t) – open pit	1.16	1.60	1.26	1.87
Head grade (g/t) – total	3.07	3.92	2.99	4.08
Recovery (%)	92	92	92	93
Gold production (000s oz)	29	35	53	67
Gold sales (000s oz)	29	35	56	68
Average realized gold price[1,2] ($/oz)	$3,323	$2,360	$3,123	$2,228
Financial Results ($ millions)
Revenues[3]	$95.4	$83.3	$175.2	$152.2
Cost of sales[3]	45.1	40.1	87.2	81.0
Production costs	46.4	40.6	87.4	79.2
(Increase)/decrease in finished goods	(1.3)	(0.5)	(0.2)	1.5
Royalties	—	—	—	0.3
Cash costs[1]	44.6	39.7	86.2	80.4
Sustaining capital expenditures[1]	16.0	16.8	31.1	35.8
Earnings/(loss) from operations	35.0	27.4	56.1	43.5
Mine-site free cash flow[1]	36.6	21.8	53.2	32.3
Unit costs per tonne[1]
Underground mining cost per tonne mined	$302.08	$266.75	$289.11	$257.28
Open pit mining cost per operating tonne mined	$6.80	$10.17	$7.02	$11.75
Milling cost per tonne milled	$25.46	$22.09	$24.43	$23.25
G&A cost per tonne milled	$13.98	$16.73	$18.04	$18.46
Operating costs per ounce[4]
Cost of sales excluding depreciation ($/oz sold)	$1,577	$1,142	$1,562	$1,191
Cash costs[1] ($/oz sold)	$1,562	$1,131	$1,545	$1,182
AISC[1] ($/oz sold)	$2,140	$1,663	$2,132	$1,747
1.This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
2.Average realized gold price excludes the impact of gold delivered into prepayment arrangements.
3.As per note 25 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
4.Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	13

Operational Insights
•Production in the second quarter 2025 was 29,000 ounces, lower by 6,000 ounces or 17% compared with the same prior year period, due to the lower grade stopes being mined as part of the underground mine sequence, in line with the updated 2025 mine plan. The mine is planned to sequence through higher grade stopes in the second half of the year.
•Mining activity in the second quarter 2025 of 413,000 tonnes of ore was higher by 196,000 tonnes or 90% from the same prior year period. The underground mine totaled 98,000 tonnes, averaging 1,082 tpd as production from the underground operation continued to increase compared to the prior year and previous quarters. Grade mined from the underground mine was lower than the prior year period due to lower grade stopes being mined in line with the mine plan.
•Lateral underground development of 981 metres in the second quarter 2025 was lower by 185 metres or 16% compared to the same prior year period, primarily due to a reduction in the required capitalized development as the mine now has eight active mining zones. Production drilling has continued to improve quarter over quarter, achieving 193 metres per day, a record since the mine restarted in 2021.
•Mill throughput in the second quarter 2025 was 323,000 tonnes, at an average head grade of 3.07 g/t, 7% higher and 22% lower than the same prior year period, respectively. The strong throughput was due to plant availability in the quarter of 96%, which was higher than the same prior year period of 89%.
•The mill achieved recoveries of 92% in the second quarter 2025, in line with the same prior year period.
Financial Performance – Q2 2025 Compared to Q2 2024
•Production costs of $46.4 million were higher by $5.8 million or 14% than the same prior year period primarily due to higher mining costs from an increase in the number of stopes prepared in the underground mine to set up the mine for the remainder of the year, combined with increasing maintenance requirements and labour costs. Milling cost increased due to rental cost of a mobile ore crusher to support higher mill throughput to support Grand Duc feed.
•Cost of sales, excluding depreciation, of $45.1 million was higher by $5.0 million or 12% than the same prior year period due to higher production costs. Cost of sales per ounce sold, excluding depreciation, of $1,577, was higher by $435 or 38% primarily due to lower production and sales volumes.
•Cash costs of $44.6 million were $4.9 million or 12% higher than the prior year period. Cash costs per ounce sold of $1,562 were higher by $431 or 38%, primarily due to lower production and sales volumes.
•AISC per ounce sold of $2,140 was higher by $477 or 29%, primarily due to higher cash costs and lower production and sales volumes, partially offset by lower sustaining capital.
•Sustaining capital expenditures of $16.0 million included mill and mobile equipment of $9.6 million, underground development and rehabilitation of $5.4 million and other sustaining capital projects of $1.0 million.
•Mine-site free cash flow was $36.6 million for the three months ended June 30, 2025, consisting of operating cash flow of $52.3 million offset by capital expenditures totaling $15.7 million. This increase of $14.8 million compared with the prior year period is primarily attributed to the $12.1 million in higher revenues due to the higher realized gold price, partially offset by lower production and sales.
Financial Performance – YTD 2025 Compared to YTD 2024
•Production costs of $87.4 million were higher by $8.2 million or 10%, primarily due to higher mining costs due to an increase in underground mining activity and increasing maintenance and labour costs. Milling cost increased due to rental cost of a mobile ore crusher to support higher mill throughput.
•Cost of sales, excluding depreciation, of $87.2 million was higher by $6.2 million or 8%, primarily due to higher production costs. Cost of sales per ounce sold, excluding depreciation, of $1,562 was higher by $371 or 31%, primarily due to higher production costs and lower production and sales volumes.
•Cash costs of $86.2 million were higher by $5.8 million or 7%, primarily due to higher production costs. Cash costs per ounce sold of $1,545 were higher by $363 or 31%, primarily due to higher production costs and lower production and sales volumes.
•AISC per ounce sold of $2,132 was higher by $385 or 22%, primarily due to higher cash costs, partially offset by lower capital and lower production and sales volumes.
•Sustaining capital expenditures of $31.1 million included underground development and rehabilitation of $14.3 million, mill and mobile equipment of $12.6 million and other sustaining capital projects of $4.2 million.
•Mine-site free cash flow was $53.2 million for the six months ended June 30, 2025, consisting of operating cash flow of $84.4 million offset by capital expenditures totaling $31.2 million. This increase of $20.9 million compared to the prior year period is primarily attributed to the $23.0 million in higher revenues due to the higher realized gold price, partially offset by lower production and sales.
2025 Outlook
Westwood production is expected to be in the range of 125,000 to 140,000 ounces in 2025. Underground mining rates are planned at 1,000 tpd from multiple active mining zones, while grade is expected to increase in the second half of 2025 as the mining sequence transitions to higher grade zones during the period. Open pit activities from Grand Duc are currently planned to be completed by the fourth quarter of 2025, however, Grand Duc stockpiled material will contribute to the mill feed into 2027. The Company is investigating the potential for an expansion and extension of the pit, with a decision to be made later in the year.

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	14

Cost guidance has been revised and cash costs are now expected to be in the range of $1,275 to $1,375 per ounce sold, revised from $1,175 to $1,325 per ounce sold and AISC is now expected to be $1,800 to $1,900 per ounce sold, revised from $1,675 to $1,825 per ounce sold. Unit costs were higher in the first half of the year due to higher mining and maintenance costs combined with lower production and sales volume from lower average grades relative to plan in the first half of the year, partially offset by higher mining and mill throughput. Unit costs are expected to decline in the second half of the year on higher production expectations.
Capital expenditures guidance is $70 million (±5%), primarily consisting of underground development and rehabilitation in support of the 2025 mine plan, the continued renewal of the mobile fleet and equipment overhauls, and certain asset integrity projects at the Westwood mill.
Brownfield Exploration
During the three and six months ended June 30, 2025, approximately 7,600 metres and 14,900 metres respectively, of underground diamond drilling (including approximately 700 metres and 1,500 metres respectively, of geotechnical drilling) were completed to support the continued ramp-up of underground mining operations. The Company is investigating high priority underground targets which could offer potential additional sources of high-grade material.

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	15

Essakane, Burkina Faso

The Essakane District is located in north-eastern Burkina Faso, West Africa approximately 330 kilometres northeast of the capital, Ouagadougou. The Essakane District includes the Essakane mine and the surrounding mining lease and exploration concessions totaling approximately 600 square kilometres. The Company held a 90% interest in the Essakane mine, with the remaining 10% held by the government of Burkina Faso. Effective June 20, 2025, in accordance with the amended Burkina Faso Mining Code, the government of Burkina Faso increased its ownership interest in the Essakane mine from 10% to 15%. As a result, the Company’s interest decreased from 90% to 85%.
Essakane Mine (IAMGOLD interest – 90% for Q2 and YTD 2025)

	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Key Operating Statistics[1]
Ore mined (000s t)	2,168	2,195	4,615	5,653
Grade mined (g/t)	1.06	1.59	1.14	1.56
Operating waste mined (000s t)	6,419	3,521	12,086	6,653
Capital waste mined (000s t)	2,154	5,293	4,901	10,043
Material mined (000s t) – total	10,741	11,009	21,602	22,349
Strip ratio[2]	4.0	4.0	3.7	3.0
Ore milled (000s t)	3,113	2,967	6,225	6,006
Head grade (g/t)	0.93	1.46	1.01	1.49
Recovery (%)	91	88	90	89
Gold production (000s oz) – 100%	86	123	181	254
Gold production (000s oz) – attributable 90%	77	111	163	229
Gold sales (000s oz) – 100%	85	118	180	248
Average realized gold price[3,4] ($/oz)	$3,284	$2,362	$3,080	$2,221
Financial Results ($ millions)[1]
Revenues[5]	$279.6	$280.8	$556.5	$553.1
Cost of sales[5]	158.1	128.8	307.0	259.3
Production costs	142.5	114.3	270.2	225.2
(Increase)/decrease in finished goods	(6.3)	(4.9)	(4.5)	(3.6)
Royalties	21.9	19.4	41.3	37.7
Cash costs[3]	157.8	128.4	306.4	258.6
Sustaining capital expenditures[3]	35.0	40.1	62.9	76.1
Expansion capital expenditures[3]	2.3	1.6	4.5	2.1
Total sustaining and expansion capital expenditures[3]	37.3	41.7	67.4	78.2
Earnings from operations	81.6	108.8	176.4	200.3
Mine-site free cash flow[3]	10.0	118.2	75.4	153.9
Unit costs per tonne[3]
Open pit mining cost per operating tonne mined	$6.02	$5.25	$5.80	$5.37
Milling cost per tonne milled	$20.12	$19.64	$18.84	$18.93
G&A cost per tonne milled	$9.36	$8.57	$9.82	$8.83
Operating costs per ounce[6]
Cost of sales excluding depreciation ($/oz sold)	$1,858	$1,084	$1,700	$1,042
Cash costs[3] ($/oz sold)	$1,855	$1,081	$1,697	$1,040
AISC[3] ($/oz sold)	$2,224	$1,481	$2,024	$1,393
1. 100% basis, unless otherwise stated.
2.Strip ratio is calculated as waste mined divided by ore mined.
3.This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
4.Average realized gold price excludes the impact of gold delivered into prepayment arrangements.
5.As per note 25 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
6.Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	16

Operational Insights
•Essakane produced 77,000 ounces of attributable production in the second quarter 2025, a decrease of 34,000 ounces or 31%, compared to the same prior year period, as mining activities sequence through the lower grade upper benches of Phase 7 (see below).
•Mining activity totaled 10.7 million tonnes mined in the second quarter 2025, lower by 0.3 million tonnes or 2% compared to the same prior year period. Ore tonnes mined totaled 2.2 million tonnes in the quarter at an average grade of 1.06 g/t.
•Mill throughput in the second quarter 2025 was 3.1 million tonnes at an average head grade of 0.93 g/t, 5% higher and 36% lower than the same prior year period, respectively. Grade decreased as the mining activities sequenced through the upper benches of Phase 7 compared to the same prior year period when the mine was mining at the bottom of Phase 5. Grades tend to reconcile slightly below the reserve model during the earlier stages of mining a new phase, and conversely to the positive as mining moves deeper into a phase, as was experienced in the first half of 2024 when mining activities were on the later stages of Phase 5. The transition to the higher-grade benches in Phase 7 occurred later than forecast with increases in grade materializing subsequent to quarter end.
•The security situation in Burkina Faso continues to be a focus for the Company. Security-related incidents are still occurring in the country, and more broadly, the West African region. The situation in Burkina Faso continues to apply pressures on supply chains, although the impact has recently lessened, and there was no related business interruption during 2024 and the first half of 2025. The Company continues to take proactive measures to ensure the safety and security of in-country personnel and is constantly adjusting its protocols and activity levels at the site in response to the security environment. The Company continues to invest in the security and supply chain infrastructure in the region and at the mine site. It is also incurring additional costs to bring employees, contractors, supplies, and inventory to the mine. The situation has placed the Government of Burkina Faso under significant financial constraint due to the high cost of funding its initiatives to defend itself against militant attacks. See “Risks and Uncertainties”.
•Essakane declared a record dividend of approximately $855 million in 2025. This dividend represents the full distribution of past undistributed retained earnings up to and including 2024. IAMGOLD’s 85% portion of the dividend, net of taxes, is approximately $680 million and is expected to be paid over the next 12 to 18 months through a revised framework that enables payments to be made at any time of the year, based on the cash generated by Essakane that will be impacted by the gold price and operating performance of Essakane. This framework allows for improved management of in-country cash and aligns the interests of both IAMGOLD and the Government of Burkina Faso, including a preference for increased and/or more regular cash flow movements from Essakane. See “Liquidity and Capital Resources”.
•On April 7, 2025, the Government of Burkina Faso enacted a decree that increased the royalties for gold prices above $3,000 per ounce. The previous rate was 7% on all gold sold at or above $2,000 per ounce, where the new rate is 8% at or above $3,000 per ounce with the royalty rate increasing thereafter by 1% for each $500 per ounce increment above $3,000 per ounce.
Financial Performance – Q2 2025 Compared to Q2 2024
•Production costs of $142.5 million were higher by $28.2 million or 25%, resulting from increased hauling costs and higher expensed mining costs primarily due to a lower proportion of capitalized waste in the period, higher maintenance activities and an increase in consumable costs including diesel and grinding media. USD equivalent labour, contractor and facility costs also increased in the second half of the quarter due to the appreciation of the local XOF currency, which is pegged to the Euro.
•Cost of sales, excluding depreciation, of $158.1 million was higher by $29.3 million or 23%, primarily due to higher production costs and higher royalties. Cost of sales per ounce sold, excluding depreciation, of $1,858 was higher by $774 or 71% primarily due to higher production costs and royalties, as well as lower production and sales volumes due to lower than expected average head grade in the quarter. Royalties were $257 per ounce, an increase of $94 per ounce due to higher royalty rates resulting from higher realized gold prices, partially offset by lower production and sales volume.
•Cash costs of $157.8 million were higher by $29.4 million or 23%, primarily due to higher cost of sales and higher royalties. Cash costs per ounce sold of $1,855 were higher by $774 or 72%, primarily due to higher production costs and higher royalties, as well as lower production and sales volumes.
•AISC per ounce sold of $2,224 was higher by $743 or 50% primarily due to higher cash costs and lower production and sales volumes, partially offset by a decrease in sustaining capital expenditures compared to the prior period.
•Total capitalized stripping of $13.0 million was lower by $14.6 million or 53%, as the mine fleet continued to sequence through mining phases with higher life of phase strip ratios, resulting in a higher proportion of waste tonnes classified as operating waste consistent with the 2025 mine plan.
•Sustaining capital expenditures, excluding capitalized stripping, of $22.0 million included mobile and mill equipment of $6.3 million, capital spares of $5.8 million, tailings management of $3.5 million, resource development of $2.7 million, generator overhaul of $0.8 million, and other sustaining projects of $2.9 million. Expansion capital expenditures of $2.3 million were incurred in fulfillment of the community village resettlement commitment.

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	17

•Mine-site free cash flow was $10.0 million for the three months ended June 30, 2025, consisting of operating cash flow of $42.2 million offset by capital expenditures totaling $32.2 million. This decrease of $108.2 million compared to the same prior year period is due to higher production costs of $28.2 million described above, approximately $47.5 million for the timing of cash tax payments which were paid during the second quarter 2025, and an increase in the working capital requirements which includes the build-up in the VAT balance. See “Liquidity and Capital Resources”. The increase in gold price offsets the lower production and sales volume.
Financial Performance – YTD 2025 Compared to YTD 2024
•Production costs of $270.2 million were higher by $45.0 million or 20% than the prior year period, primarily due to higher expensed mining costs primarily due to a lower proportion of capitalized waste in the period, higher maintenance costs, and higher diesel and grinding media costs.
•Cost of sales, excluding depreciation, of $307.0 million was higher by $47.7 million or 18%, primarily due to higher production costs and higher royalties due to higher realized gold prices resulting in higher royalty rates. Cost of sales per ounce sold, excluding depreciation, of $1,700 was higher by $658 or 63%, primarily due to higher production costs and increased royalties as well as lower production and sales volumes. Royalties were $229 per ounce, an increase of $77 per ounce due to higher royalty rates resulting from higher realized gold prices, partially offset by lower production and sales volume.
•Cash costs of $306.4 million were higher by $47.8 million or 18%, primarily due to higher production costs and royalties as described above. Cash costs per ounce sold of $1,697 were higher by $657 or 63% than the prior year period.
•AISC per ounce sold of $2,024 was higher by $631 per ounce or 45%, primarily due to higher cash cost and lower production and sales volume, partially offset by lower sustaining capital expenditures.
•Total capitalized stripping of $27.4 million was lower by $25.9 million or 49%, as the mine fleet continued to sequence through mining phases with higher life of phase strip ratios, resulting in a higher proportion of waste tonnes classified as operating waste consistent with the 2025 mine plan.
•Sustaining capital expenditures, excluding capitalized stripping, of $35.5 million included capital spares of $11.3 million, mobile and mill equipment of $6.7 million, resource development of $4.6 million, tailings management of $5.1 million, generator overhaul of $1.7 million and other sustaining projects of $6.1 million. Expansion capital expenditures of $4.5 million were incurred in support of fulfilling the community village resettlement commitment.
•Mine-site free cash flow was $75.4 million for the six months ended June 30, 2025, consisting of operating cash flow of $135.8 million offset by capital expenditures totaling $60.4 million. This decrease of $78.5 million compared to the prior year period is due to higher production costs of $45.0 million described above and higher cash tax payments of $40.3 million due to higher taxation based on higher profits in 2024. The increase in gold price offsets the lower production and sales volume.
2025 Outlook
Essakane production on a 100% basis is expected to be in the range of 400,000 to 440,000 ounces. Production is expected to be higher in the second half of the year due to higher grades as the mining sequence moves into the primary zone of Phase 7.
Guidance has been revised and cash costs are now expected to be in the range of $1,600 to $1,700 per ounce sold, revised from $1,400 to $1,550 per ounce sold and AISC is now expected to be $1,850 to $1,950 per ounce sold, revised from $1,675 to $1,825 per ounce sold. Costs at Essakane are higher than planned, primarily due to: the increased royalty rate described above and the impact of higher gold prices on royalties resulting in an increase of approximately $77 per ounce, and the impact of a strengthening Euro on operating costs. A decrease in capitalized waste mining is expected to result in a lower proportion of waste stripping costs being capitalized in 2025 and therefore a higher proportion of costs included in cash costs.
Capital expenditures guidance is approximately $115 million (±5%), including approximately $40 million on capitalized waste stripping to progress into Phases 6 and 7, as well as the ongoing replacement of certain equipment to improve efficiency and maintenance costs at Essakane.
Continued security incidents or related concerns could have a material adverse impact on future operating performance. In response to the security situation noted above, the Company continues to actively work with authorities and suppliers to mitigate potential impacts and manage supply continuity, while also investing in additional infrastructure and supply inventory levels designed to secure operational continuity. See “Risks and Uncertainties.”
Brownfield Exploration
During the three and six months ended June 30, 2025, approximately 12,300 metres and 20,100 metres respectively, of diamond and reverse circulation drilling were completed as part of a step-out and infill drilling program to extend known mineralization and improve resource confidence within selected areas of Essakane North, Essakane Main Zone and the Lao satellite deposit and southern extension. The deposits remain open along strike and at depth. Exploration activities on concessions surrounding the mine lease continue to be suspended due to regional security constraints.

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	18

Other Projects

Chibougamau District, Canada
The Chibougamau District includes the Nelligan Gold Project (“Nelligan”), the Monster Lake Gold Project and the Anik Gold Project.
Nelligan Gold Project
The Company holds a 100% interest in Nelligan located approximately 45 kilometres south of the Chapais Chibougamau area in Québec.
On February 20, 2025, the Company announced its updated Mineral Resources for Nelligan of 3.1 million Indicated gold ounces in 102.8 million tonnes (“Mt”) at 0.95 grams per tonne gold (“g/t Au”), and 5.2 million Inferred ounces (166.4 Mt at 0.96 g/t Au). This represents a 56% increase in Indicated ounces, or 1.1 million ounces, with an accompanying 13% increase in grade; as well as a 33% increase in Inferred ounces, or 1.3 million ounces, with a similar 14% increase in grade. Nelligan mineralization remains open along strike and at depth.
The diamond drilling program of 13,000 metres of expansion and delineation drilling planned for 2025 has been increased by 3,000 metres. Approximately 4,300 metres were completed in the second quarter 2025 (12,300 metres YTD).
Monster Lake Gold Project
The Company holds a 100% interest in the Monster Lake Gold Project, which is located approximately 15 kilometres north of Nelligan in the Chapais Chibougamau area in Québec.
In the fourth quarter 2024, the Company reported an updated Mineral Resource Estimate of 239,000 tonnes of Indicated Mineral Resources averaging 11.0 g/t Au for 84,000 ounces of gold, and 1,053,000 tonnes of Inferred Mineral Resources averaging 14.4 g/t Au for 489,000 ounces of gold (see news release dated October 23, 2024).
A diamond drilling program of 17,000 metres of exploration drilling is planned for 2025 and approximately 5,000 metres were completed in the second quarter 2025 (11,300 metres YTD), testing exploration targets along the main Monster Lake Shear Zone structural corridor and known gold mineralized lateral and depth extensions.
Anik Gold Project
The Anik Gold Project is contiguous with Nelligan to the north and east. IAMGOLD has entered into an option agreement on May 20, 2020, with Kintavar Exploration Inc. (“Kintavar”) to acquire 80% of the interests in this project. In May 2025, the Company elected to exercise its first option to acquire an undivided interest of 75% in the project.
The 2025 diamond drilling program initially planned for 1,800 metres was slightly increased to approximately 2,100 metres, all of which were completed in the first quarter 2025, testing different target areas.

Exploration

In the second quarter 2025, drilling activities on active projects and mine sites totaled approximately 56,300 metres (99,800 YTD). For additional information regarding the brownfield and greenfield exploration projects, see “Operations”. The Company's exploration expenditures guidance for 2025 is $38 million.

($ millions)	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Exploration projects – greenfield	$6.1	$4.8	$11.8	$8.8
Exploration projects – brownfield[1]	4.5	2.0	7.0	4.1
Total – all operations	$10.6	$6.8	$18.8	$12.9
1.Exploration projects – brownfield for the second quarter 2025 included near-mine exploration and resource development of $3.5 million (second quarter 2024 - $1.4 million) and $6.0 million for YTD 2025 (YTD 2024 - $2.6 million), which are capitalized.

Disposition of Royalty Interests
During the second quarter 2025, the Company completed a transaction with Summit Royalty Corporation affecting the sale of a portfolio of non-core royalty interests for aggregate cash proceeds of $10.0 million and share consideration in Summit Royalty with a value of $7.5 million. As part of the disposition, third party royalty holders exercised their Right of First Refusal and acquired certain interests for proceeds of $1.85 million.
FINANCIAL CONDITION

Liquidity and Capital Resources
As at June 30, 2025, the Company had $223.8 million in cash and cash equivalents and net debt of $1,014.9 million. The Company has $250.0 million drawn on the Credit Facility and approximately $391.7 million remains available, resulting in liquidity at June 30, 2025, of approximately $616.5 million.

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	19

Within cash and cash equivalents, $56.4 million (70% basis) was held by the Côté Gold UJV, $85.1 million was held by Essakane and $91.4 million was held in the corporate treasury. Essakane made a $128.3 million dividend payment to the Government of Burkina Faso during June 2025 (see below). The Côté Gold UJV requires its joint venture partners to fund, in advance, two months of future expenditures and cash calls are made at the beginning of each month, resulting in the month end cash balance approximating the following month's expenditure.
Restricted cash totaled $68.3 million and relates to deposits required for environmental closure costs obligations related to Essakane, Westwood division and Côté Gold.
The Company uses dividends and intercompany loans to repatriate funds from its operations and the timing of dividends may impact the timing and amount of required financing at the corporate level, including the Company's drawdowns under the Credit Facility.
Dividend Payments from Essakane
Excess cash at Essakane is mainly repatriated through dividend payments, of which the Company will receive its share based on its ownership, net of dividend taxes. Essakane declared a dividend during the second quarter 2025 of approximately $855 million. The Company's 85% portion of the dividend, net of withholding taxes, is approximately $680 million. Essakane will make dividend payments during the third quarter based on the cash flows generated during the period and the remaining balance of the dividend will be converted into a shareholder account between Essakane and IAMGOLD. The shareholder account structure works like an inter-company loan and allows for the Company's portion of the dividend to be repaid using excess cash during the fourth quarter 2025 and during 2026 and aligns the interests of both IAMGOLD and the Government of Burkina Faso, including a preference for increased and/or more regular cash flow movements from Essakane. The Government of Burkina Faso received its portion of the dividend totaling $128.3 million in June 2025. The dividend and shareholder loan are denominated in XOF which is pegged to the Euro. The timing of the payment of the Company's portion of the dividend and the repayment of the shareholder loan is dependent upon the gold price, financial performance of Essakane, currency exchange rates and potential receipt of any VAT balances owed to Essakane. In July 2025, Essakane received a VAT refund totaling $27.0 million. See “Risks and Uncertainties”.
The following sets out the changes in cash balance from March 31, 2025, to June 30, 2025, and December 31, 2024, to June 30,
2025:

Current assets as at June 30, 2025, were $604.2 million, a decrease of $64.1 million compared with December 31, 2024. The decrease was due to lower cash and cash equivalents of $123.7 million, partially offset by higher receivables and other current assets of $37.9 million and higher inventories of $21.7 million.

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	20

Current liabilities as at June 30, 2025, were $409.9 million, down $140.7 million compared with December 31, 2024. The decrease was due to a $151.1 million reduction in the current portion of deferred revenue and a $27.5 million decrease in the current portion of other liabilities, partially offset by an increase in income tax payable of $28.2 million, increased accounts payable and accrued liabilities of $6.8 million, and $2.9 million in other debt.
Cash Flow

($ millions)	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Net cash from (used in) per consolidated interim financial statements:
Operating activities	$85.8	$160.1	$160.1	$237.2
Investing activities	(64.8)	(205.8)	(151.4)	(370.2)
Financing activities	(126.1)	267.5	(151.2)	281.7
Effects of exchange rate fluctuation on cash and cash equivalents	12.3	(1.9)	18.8	(4.7)
Increase (decrease) in cash and cash equivalents	$(92.8)	$219.9	$(123.7)	$144.0
Cash and cash equivalents, beginning of the period	316.6	291.2	347.5	367.1
Cash and cash equivalents, end of the period	$223.8	$511.1	$223.8	$511.1
Decrease (increase) in cash and cash equivalents – held for sale	$—	$0.3	$—	$0.3
Cash and cash equivalents, end of the period	$223.8	$511.4	$223.8	$511.4
Operating Activities
Net cash flow from operating activities for the second quarter 2025 was $85.8 million, lower by $74.3 million compared to the same prior year period, primarily due to:
•Net impact of $82.5 million from the gold prepay arrangements,
•An increase in receivables and other items of $47.3 million,
•Higher income tax payments of $43.5 million,
•A net increase in inventories of $7.4 million, primarily due to an increase in supplies inventory at Côté Gold relative to the prior year period, and
•Higher disbursements related to asset retirement obligations of $5.6 million,
Offset by:
•Higher cash earnings of $87.5 million due to higher realized gold price and an increased sales volume,
•An increase in trade and other payables of $22.3 million due to the timing of supplier invoices, and
•A net increase in derivative settlements of $2.2 million.
Net cash flow from operating activities for YTD 2025 was $160.1 million, lower by $77.1 million compared to the same prior year period, primarily due to:
•Net impact of $166.7 million from the gold prepay arrangements,
•Higher income tax payments of $42.0 million,
•An increase in receivables and other items of $41.2 million.
•A net increase in inventories of $29.1 million primarily due to an increase in supplies inventory at Côté Gold and Essakane relative to the prior year period, and
•Higher disbursements related to asset retirement obligations of $8.7 million,
Offset by:
•Higher cash earnings of $137.4 million due to higher realized gold price and an increased sales volume,
•An increase in trade and other payables of $73.0 million due to the timing of supplier invoices, and
•A net increase in derivative settlements of $0.2 million.
Investing Activities
Net cash used in investing activities for the second quarter 2025 was $64.8 million, a decrease of $141.0 million from the same prior year period, primarily due to:
•A decrease in capital expenditures for property, plant and equipment of $94.6 million, mainly due to the completion of the Côté Gold construction phase in 2024,
•A decrease in capitalized borrowing costs of $26.9 million,
•The receipt of $17.1 million in higher proceeds from the sale of marketable securities and other royalty interests than the same year prior period, and
•A $2.0 million net increase in other investing items.

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	21

Net cash used in investing activities for YTD 2025 was $151.4 million, lower by $218.8 million from the same prior year period, primarily due to:
•A decrease in capital expenditures for property, plant and equipment of $182.8 million, mainly due to the completion of the Côté Gold construction phase in 2024,
•A decrease in capitalized borrowing costs of $37.2 million, and
•$16.4 million higher in proceeds from the sale of marketable securities and other royalty interests,
Offset by:
•A one-time payment of $18.2 million arising from the closing of the Yatela asset.
Financing Activities
Net cash used in financing activities for the second quarter 2025 was $126.1 million, a decrease of $393.6 million from the same prior year period, primarily due to:
•The net proceeds of $287.5 million received in the same prior year period from the issuance of shares,
•A $110.3 million increase to the dividend paid to the Government of Burkina Faso compared to the same prior year period,
•An increase in interest payments of $25.9 million, and
•The receipt of $17.3 million in proceeds in the second quarter 2024 received through the SMM funding arrangement,
Offset by:
•A net draw of $40.0 million from the Credit Facility in the second quarter 2025, and
•Lower option fee payments and other financing outflows of $7.4 million.
Net cash used in financing activities for YTD 2025 was $151.2 million, higher by $432.9 million from the same prior year period, primarily due to:
•The net proceeds of $287.5 million received in the same prior year period from the issuance of shares,
•A $110.3 million increase to the dividend paid to the Government of Burkina Faso compared to the same prior year period,
•An increase in interest payments of $39.9 million, and
•The receipt of $32.8 million in proceeds in YTD 2024 received through the SMM funding arrangement,
Offset by:
•A net draw of $30.0 million from the Credit Facility in the second quarter 2025, and
•Lower option fee payments and other financing outflows of $7.6 million.
Long-term debt and Liquidity Outlook
The following table summarizes the carrying value of the Company's long-term debt:

	June 30	December 31
($ millions)[1]	2025	2024
Credit Facility	$250.0	$220.0
5.75% senior notes ($450 million principal outstanding)	448.6	448.4
Term Loan ($400 million principal outstanding)	361.6	358.4
Equipment loans	1.9	2.1
	$1,062.1	$1,028.9
1.Long-term debt does not include leases in place of $129.5 million as at June 30, 2025 (December 31, 2024 - $124.2 million).
1.Includes principal for the Term Loan, 5.75% senior notes and equipment loans and leases.
2.Excludes the amounts drawn on the Credit Facility, which can be repaid at any time prior to maturity in 2028.

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	22

Credit Facility
The Company has a $650 million secured revolving Credit Facility, which was entered into in December 2017 and subsequently increased and extended by four years now maturing on December 20, 2028, in support of the Company’s requirements for a senior revolving facility for its overall business.
The Credit Facility provides for an interest rate margin above the secured overnight financing rate (SOFR), banker’s acceptance prime rate and base rate advances which vary, together with fees related thereto, according to the total net debt to EBITDA ratio of the Company. The Credit Facility is secured by certain of the Company's real assets, guarantees by certain of the Company’s subsidiaries and pledges of shares of certain of the Company's subsidiaries. The key terms of the Credit Facility include certain limitations on incremental debt, certain restrictions on distributions and financial covenants, including net debt to EBITDA, Interest Coverage and a minimum liquidity requirement of $150 million. The Company was in compliance with its Credit Facility covenants as at June 30, 2025.
As at June 30, 2025, the Credit Facility was drawn in the amount of $250.0 million and the Company issued letters of credit under the Credit Facility in the amount of $3.9 million as collateral for surety bonds issued, $0.4 million as guarantees for certain environmental indemnities to government agencies, and $4.0 million as a supplier payment guarantee, with $391.7 million remaining available under the Credit Facility.
5.75% Senior notes
In September 2020, the Company completed the issuance of $450 million of senior notes at face value with an interest rate of 5.75% per annum (the “Notes”). The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021, in the amount of approximately $12.9 million for each payment. The Notes are guaranteed by certain of the Company's subsidiaries.
The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.
Term Loan
In May 2023, the Company entered into the $400.0 million Term Loan. The Term Loan has a 3% original issue discount, bears interest at a floating interest rate of either one month or three-month SOFR + 8.25% per annum and matures on May 16, 2028. The Term Loan is denominated in U.S. dollars and interest is payable upon each SOFR maturity date. The Term Loan notes are guaranteed by certain of the Company's subsidiaries, subordinated to the Credit Facility.
The Company incurred transaction costs of $11.0 million, in addition to the 3% discount, which have been capitalized and offset against the carrying amount of the Term Loan within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.
The Term Loan can be repaid in $20 million tranches at any time after May 2025 at 104% of the principal, 101% of the principal if repaid after May 2026 and 100% after May 2027.
The Term Loan has a minimum liquidity requirement of $150 million and an interest coverage ratio (1.5x trailing consolidated EBITDA to consolidated interest expense) covenants and has no mandatory requirements for gold or other forms of hedging, cost overrun reserves or cash sweeps. The Company was in compliance with its Term Loan covenants as at June 30, 2025.
Leases
At June 30, 2025, the Company had lease obligations of $129.5 million at a weighted average borrowing rate of 7.25%.
On April 29, 2022, the Company, on behalf of the Côté Gold UJV, entered into a master lease agreement with Caterpillar Financial Services Limited for $125 million, which was subsequently amended to increase the facility to $175 million for the leasing of certain mobile equipment at Côté Gold. The final pieces of equipment were delivered during the first quarter 2025.
Equipment loans
At June 30, 2025, the Company had equipment loans with a carrying value of $1.9 million secured by certain mobile equipment, with interest rates at 5.3% which mature in 2026. The equipment loans are carried at amortized cost on the consolidated balance sheets.
Gold prepay arrangements
In December 2023 and April 2024, the Company entered into gold sale prepay arrangements and amendments to certain pre-existing prepay arrangements, effectively transitioning the cash impact of the gold delivery obligations out of the first and second quarters of 2024 into the first and second quarters of 2025.
At June 30, 2025, the Company fulfilled all gold delivery obligations thereby concluding the gold prepay arrangements:
•2024 Q1 Prepay Arrangements: In the first quarter 2024, the Company received an amount of $59.9 million at an effective gold price of $1,916 per ounce and was required to physically deliver 31,250 ounces of gold over the first quarter 2025 in equal monthly amounts.

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	23

•2024 Q2 Prepay Arrangements: In the second quarter 2024, the Company received an amount of $59.4 million at an effective gold price of $1,900 per ounce with the requirement to physically deliver 31,250 ounces of gold over the second quarter of 2025. The arrangement included a gold collar of $2,100 to $2,925 per ounce whereby the Company received cash payments at the time of delivery of the ounces, with the payment calculated as the difference between the spot price and $2,100 per ounce, capped at $2,925 per ounce. The Company received approximately $25.8 million in relation to the collar in the second quarter 2025.
•Amendment to pre-existing prepay arrangements: the Company deferred the delivery of 12,500 ounces that were previously scheduled for delivery in the first half of 2024 that were delivered in the first half of 2025.
Surety bonds and performance bonds
As at June 30, 2025, the Company had (i) C$257.8 million ($189.3 million) of surety bonds, issued pursuant to arrangements with insurance companies, in support of environmental closure costs obligations related to the Westwood division and Côté Gold and (ii) C$32.1 million ($23.5 million) of performance bonds in support of certain obligations primarily related to the construction of fish habitat at Côté Gold.
As at June 30, 2025, the total collateral provided through letters of credit and cash deposits for the surety and performance bonds was $7.2 million. The balance of $205.6 million remains uncollateralized for the surety and performance bonds.
The Company will be required to increase bonds further by C$16.9 million ($12.5 million) during the third quarter of 2025 and C$19.0 million ($14.1 million) cumulatively during the second and third quarter of 2026.
Derivative contracts
In order to mitigate volatility in costs and protect against possible downside impacts, the Company entered into certain derivative contracts in respect of foreign exchange rates. In addition, the Company may manage certain other commodities exposure such as oil through derivatives. See “Financial Instruments” for information relating to the Company’s outstanding derivative contracts.
Liquidity Outlook
At June 30, 2025, the Company had available liquidity of $616.5 million mainly comprised of $223.8 million in cash and cash equivalents and $391.7 million available under the Credit Facility.
The Company has considerable debt obligations that it incurred to fund the construction of Côté Gold. The Company currently plans to repay the second lien term loan and the amount drawn on its Credit Facility, totaling approximately $650 million, during the remainder of 2025 and during 2026 using cash flow generated by operations. The timing of the repayment of these facilities will be substantially determined by the success or failure of the Company’s operations, the price of gold, currency exchange rates and the Company’s ability to successfully repatriate dividends from Burkina Faso.
The Company's liquidity position, comprised of cash and cash equivalents, short-term investments, and availability under the Credit Facility, together with expected cash flows from operations, is expected to be sufficient to support the Company's normal operating requirements, capital commitments, and service the debt obligations as they become due.
The Company’s financial results are highly dependent on the price of gold, oil and foreign exchange rates and future changes in these prices will, therefore, impact performance. The Company’s ability to draw down on the Credit Facility is dependent on its ability to meet net debt to EBITDA and interest ratio covenants.
Readers are encouraged to read the “Caution Regarding Forward Looking Statements” and the “Risk Factors” sections contained in the Company’s 2024 Annual Information Form, which is available on SEDAR at www.sedarplus.ca and the “Caution Regarding Forward Looking Statements” and “Risk and Uncertainties” section of this MD&A.
Contractual Obligations
As at June 30, 2025, contractual obligations from operations with various maturities were approximately $1.9 billion, primarily comprising expected future contractual payments of long-term debt, including principal and interest, purchase obligations, capital expenditures obligations, asset retirement obligations and lease obligations, partially offset by cash collateralized letters of credit and restricted cash in support of environmental closure cost obligations for certain mines. The Company believes these obligations will be met through available cash resources and net cash from operating activities. The Company entered into derivative contracts for risk management purposes, which are not included in the contractual obligations. Details of these contracts are included in “Financial Instruments”.
Financial Instruments
The Company seeks to manage its exposure to fluctuations in foreign exchange rates and commodity prices by entering into derivative financial instruments from time to time. The Company establishes trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	24

Foreign Currency Contracts
The Company’s functional currency is the U.S. dollar with revenues primarily denominated in U.S. dollars which creates currency exchange risk exposure primarily associated with its expenditures denominated in Canadian dollars and Euros.
At June 30, 2025, the Company’s outstanding foreign currency contracts were as follows:

	2025	2026
Foreign Currency[1]
Canadian dollar contracts (millions of C$)	220	156
Rate range (USD/CAD)	1.35 — 1.50	1.36 — 1.50
Hedge ratio[2]	34%	16%
1.Canadian dollar hedges exclude Canadian dollars on hand which functions as a natural hedge for the Company’s Canadian dollar expenditures. USD/CAD hedges are CAD notional hedges.
2.The Company calculates hedge ratios based on future estimates of operating and capital expenditures such as its Canadian dollar operating and capital expenditures at Côté Gold, Westwood and its corporate office. Outstanding derivative contracts are allocated based on a specified allocation methodology.
Commodity Contracts
Energy Contracts
The Company uses option structures to help mitigate the risk of fluctuations in the cost of energy, which is a major input in its ongoing mine-site operating costs.
At June 30, 2025, the Company’s outstanding energy contracts were as follows:

	2025	2026
Energy Contracts
Brent oil contracts (thousands of barrels)	36	24
Contract price range ($/barrel of crude oil)	60 — 68.50	60 — 68.50
Hedge ratio[1]	10%	3%

WTI oil contracts (thousands of barrels)	5	3
Contract price range ($barrel of crude oil)	55 — 65	55 — 65
Hedge ratio[1]	6%	3%
1.The Company calculates hedge ratios based on future estimates of operating and capital expenditures such as its fuel consumption for operating and capital activities at Côté Gold, Essakane and Westwood. Outstanding derivative contracts are allocated based on a specified allocation methodology.
Gold Contracts
The Company’s primary source of revenue is gold that is denominated in U.S. dollars. To manage such risk, the Company may use various hedging strategies, including the use of put and call option contracts. Option contracts can also include put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices. No contracts were outstanding as at June 30, 2025.
The following table compares the market price of gold with the average price of gold:

	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Average market gold price ($/oz)	$3,280	$2,338	$3,067	$2,203
Average realized gold price[1] ($/oz), inclusive of prepay deliveries:	$3,182	$2,294	$2,961	$2,187
Average realized gold price, excluding prepay deliveries ($/oz)	$3,310	$2,354	$3,114	$2,228
Average realized gold price of prepay deliveries[2] ($/oz)	$2,722	$2,031	$2,305	$2,012
Closing market gold price ($/oz)	$3,287	$2,331	$3,287	$2,331
1.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.
2.The Company delivered 37,500 ounces into the 2024 Q2 Prepay Arrangements in the second quarter (75,000 ounces YTD). See “Gold prepay arrangements” above.
Currency Exchange Rate Risk
The Company’s functional currency is the U.S. dollar with revenues primarily denominated in U.S. dollars which creates currency exchange risk exposure primarily associated with its expenditures denominated in Canadian dollars and Euros. To manage this risk, the Company uses various hedging strategies, including holding some of its cash and cash equivalents in Canadian dollar or Euro denominated bank accounts creating a natural offset to the exposure and derivative contracts such as forwards or options

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	25

	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Average rates
USD/CAD	1.3841	1.3683	1.4094	1.3586
EUR/USD	1.1338	1.0767	1.0927	1.0813
Closing rates
USD/CAD	1.3608	1.3679	1.3608	1.3679
EUR/USD	1.1787	1.0713	1.1787	1.0713
Sensitivity Impact
The following table provides estimated cost per ounce sensitivities around certain inputs, excluding the impact of the Company’s hedging program which can affect the Company’s operating results, assuming guided 2025 production and costs levels:

	Change of	Annualized impact on Cost of Sales $/oz	Annualized impact on Cash Costs[1] $/oz	Annualized impact on AISC[1] $/oz
Gold price[2]	$100/oz	$7	$7	$7
Oil price	$10/barrel	$10	$10	$10
USD/CAD	$0.10	$46	$46	$67
EUR/USD	$0.10	$22	$22	$29
1.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”. Cash costs and AISC per ounce of gold sold consist of Côté Gold and Westwood on an attributable basis of 70% and 100%, respectively, and attributable basis of 90% at Essakane for the first half of the year and 85% thereafter.
2.Gold price sensitivities include royalties and additional costs with a gold price link, which are included in total cost of sales, cash costs and AISC.

Shareholders' Equity

Number issued and outstanding (millions)	June 30, 2025	August 6, 2025
Common shares	575.1	575.1
Options[1]	2.7	2.7
1.Refer to note 18 of the consolidated interim financial statements for all outstanding equity awards.
QUARTERLY FINANCIAL REVIEW

	2025		2024				2023
($ millions, except where noted)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$580.9	$477.1	$469.9	$438.9	$385.3	$338.9	$297.6	$224.5
Net earnings (loss)	$85.9	$46.5	$91.1	$602.5	$92.5	$61.7	$(7.6)	$(0.8)
Net earnings (loss) attributable to equity holders	$78.7	$39.7	$86.2	$594.1	$84.5	$54.8	$(9.4)	$(0.8)
Basic earnings (loss) per share attributable to equity holders	$0.14	$0.07	$0.15	$1.04	$0.16	$0.11	$(0.02)	$0.00
Diluted earnings (loss) per share attributable to equity holders	$0.14	$0.07	$0.15	$1.03	$0.16	$0.11	$(0.02)	$0.00
In the third quarter 2024, net earnings from operations were higher due to the reversal of previous impairments in respect of the Westwood CGU, which includes the Doyon closed mine.
Revenues
Revenues were $580.9 million in the second quarter 2025 from sales of 182,000 ounces at an average realized gold price of $3,182 per ounce, higher by $195.6 million or 51% than the prior year period, due primarily to the $888 per ounce increase in the realized gold price and higher gold sales volume as the Côté Gold mine only commenced gold sales from the second quarter 2024, partially offset by lower sales volumes at Essakane and Westwood and the impact of gold deliveries into the prepay arrangements, including 31,000 ounces delivered at a collar price of $2,925 per ounce and 6,500 ounces delivered at a forward price of $1,753 per ounce.
Revenues YTD 2025 were $1,058.0 million from sales of 356,000 ounces at an average realized gold price of $2,961 per ounce, higher by $333.8 million or 46% than the prior year period, primarily due to the $774 per ounce increase in realized gold price and higher gold sales volume as the Côté Gold mine only commenced gold sales from the second quarter 2024, partially offset by lower sales volumes at Essakane and Westwood and the impact of gold deliveries into the prepay arrangements, including 31,000 ounces delivered at a collar price of $2,925 per ounce, 31,000 ounces delivered at a forward price of $1,916 per ounce and 13,000 ounces delivered at a forward price of $1,753 per ounce.

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	26

Cost of sales
Cost of sales excluding depreciation was $287.1 million in the second quarter 2025, higher by $106.8 million or 59% than the prior year period, primarily due to the ramp-up of gold sales volume at the Côté Gold mine which commenced gold sales in the second quarter 2024, and higher cost of sales at the Essakane mine due to a combination of lower proportion of capitalized waste in the period, higher maintenance activities and the impact of an appreciation of the local XOF currency, which is pegged to the Euro, compared to the prior year period.
Cost of sales excluding depreciation YTD 2025 was $543.3 million, higher by $191.6 million or 54% than the prior year period, primarily due to the Côté Gold mine only commencing gold sales from the second quarter 2024, and the higher cost of sales at the Essakane mine due to a combination of lower proportion of capitalized waste in the period, higher maintenance activities and the impact of an appreciation of the local XOF currency, which is pegged to the Euro, compared to the prior year period.
Depreciation expense
Depreciation expense was $95.0 million in the second quarter 2025, higher by $40.7 million or 75% than the prior year period primarily due to the Côté Gold mine commencing operations in the second quarter 2024, and the reversal of previous impairments for the Westwood mine complex in the third quarter of 2024, partially offset by lower production volumes and the amortization of deferred stripping assets at Essakane.
Depreciation expense YTD 2025 was $174.7 million, higher by $58.6 million or 50% than the prior year period primarily due to the Côté Gold mine commencing operations in the second quarter 2024, and the reversal of previous impairments for the Westwood mine complex in the third quarter of 2024, partially offset by lower production volumes and the amortization of deferred stripping assets at Essakane.
Exploration expense
Exploration expense was $6.0 million in the second quarter 2025, higher by $0.6 million or 11% than the prior year period due to increased exploration expenditures at Chibougamau District and Côté Gold.
Exploration expense YTD 2025 was $12.6 million, higher by $1.0 million or 9% than the prior year period due to increased exploration expenditures at Chibougamau District and Côté Gold.
General and administrative expense
General and administrative expense was $12.5 million in the second quarter 2025, lower by $0.3 million or 2% than the prior year period, due to $0.5 million in lower salaries and labour costs due to reductions in headcount at the corporate office over the past year, partially offset by $0.2 million higher legal and other administrative costs incurred in the period.
General and administrative expense YTD 2025 was $28.9 million, higher by $6.1 million or 27% than the prior year period, due to $5.6 million in restructuring and other administrative costs incurred in the period, and $1.5 million in higher share based compensation resulting from the rise in the Company’s share price, partially offset by $1.0 million in lower salaries and labour costs due to reductions in headcount at the corporate office over the past year.
Income tax expense
The Company is subject to tax in various jurisdictions, including Burkina Faso and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate, including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, it is expected that the Company’s effective tax rate will fluctuate from one period to the next.
Income tax expense was $78.9 million in the second quarter 2025, higher by $42.0 million or 114% than the prior year period. It is comprised of a current income tax expense of $75.5 million and a deferred income tax expense of $3.4 million, higher than the prior year period for current income tax expense by $37.8 million or 100% and higher for deferred income tax expense by $4.2 million or 525%, respectively. The current income tax expense was higher primarily due to higher taxes related to an intercompany dividend from Essakane.
Income tax expense was $118.1 million YTD 2025, higher by $54.2 million or 85% than the prior year period. It is comprised of a current income tax expense of $101.5 million and a deferred income tax expense of $16.6 million, higher than the prior year period for current income tax expense by $36.9 million or 57% and higher for deferred income tax expense by $17.3 million or 2471%, respectively. The current income tax expense was higher primarily due to higher taxes related to an intercompany dividend from Essakane.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures
The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2024, under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the CEO and the CFO concluded that the Company’s disclosure controls

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	27

and procedures were effective as at December 31, 2024, providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.
Since the December 31, 2024, evaluation, there have been no material changes to the Company's disclosure controls and procedures, and their design remains effective.
Internal Control over Financial Reporting
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated interim financial statements in compliance with IFRS as issued by the International Accounting Standards Board (“IASB”). The Company’s internal control over financial reporting includes policies and procedures that:
•pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;
•provide reasonable assurance that transactions are recorded as necessary to permit the preparation of consolidated interim financial statements in accordance with IFRS as issued by the IASB;
•ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and
•provide reasonable assurance regarding the prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated interim financial statements.
An evaluation of the effectiveness of the Company’s internal control over financial reporting, including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2024 by the Company’s management, including the CEO and the CFO. Based on this evaluation, management, including the CEO and the CFO, has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2024.
There have been no material changes in the Company's internal control over financial reporting or in other factors that could affect internal controls during the second quarter 2025 and their design remains effective.
Limitations of Control and Procedures
The Company’s management, including the CEO and the CFO, believe that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.
CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated interim financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions on, and estimates of effects of, uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ materially from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgments, estimates and assumptions applied in the preparation of the Company's consolidated interim financial statements are reflected in note 3 of the Company's audited annual consolidated financial statements for the year ended December 31, 2024.
Qualified Person and Technical Information
The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Marie-France Bugnon, P.Geo., Vice President, Exploration, IAMGOLD. Ms. Bugnon is a “qualified person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).
Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news release disclosures either by the Company or the project operator as the case may be (see referenced news releases) and have been prepared in accordance with NI 43-101. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance – quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metres in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge, fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	28

NEW ACCOUNTING STANDARDS

For a discussion of new accounting standards adopted and new accounting standards issued but not yet effective that may impact the Company, refer to note 3 of the Company’s consolidated interim financial statements.
RISKS AND UNCERTAINTIES

The Company is subject to various business, operational, geopolitical, security, market and financial risks that could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operational and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described under the heading “Cautionary Statement On Forward-Looking Information”.
Readers of this MD&A should consider the information included or incorporated by reference in this document and the Company’s consolidated interim financial statements and related notes for the three months and six months ended June 30, 2025.
The inherently volatile nature of the Company’s activities, the international geographies and emerging, undeveloped economies in which it operates mean that the Company’s business, operations and financial condition are generally exposed to significant risk factors, known and unknown, stable and unstable, many of which are beyond its control. Managing these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an enterprise risk management (“ERM”) system. The Company’s view of risks is not static. An important component of the ERM approach is to identify evolving or emerging key risks, manage those risks and incorporate them into existing ERM assessment, measurement, monitoring and reporting processes. These practices are designed to ensure management is forward-looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing approved strategies and as part of the execution of risk oversight responsibilities at the management and Board of Directors levels.
Risks and uncertainties to the Company’s business, operations and financial condition that were identified by management as new or elevated in the second quarter 2025 are described below. Readers are cautioned that no ERM framework or system, including that employed by the Company, can ensure that all risks to the Company, at any point in time, are accurately identified, assessed as to significance or impact, managed or effectively controlled or mitigated. As such, there may be additional new or elevated risks to the Company in the second quarter 2025 that are not described in this MD&A.
For a comprehensive discussion of the risk factors that may affect the Company, its business operations and financial performance, refer to the risk disclosure contained in the Company’s latest annual information form dated March 21, 2025 (“AIF”) and supplemented by the audited consolidated financial statements and the MD&A for the year ended December 31, 2024, as filed with Canadian securities regulatory authorities at www.sedarplus.ca and filed under Form 40-F with the United States Securities and Exchange Commission at www.sec.gov/edgar, which is hereby incorporated by reference herein.
Global Economic Conditions, Tariffs and Uncertainties
The Company’s strategic plans and operations are affected by unforeseen geopolitical and global economic events such as escalation of ongoing or new armed conflicts, trade protectionism policies imposed by governments, national elections or changes in national administrations, and changes in forecasted inflation and foreign currency rates and/or economic growth. These variables directly impact the validity of the Company’s strategic plans with unforeseen changes in business, operating and market conditions potentially resulting in a material adverse effect on the Company’s business, financial condition and results of operations. Given these challenges, the Company faces risks associated with capital resources, organizational capacity, and the efficiency of its systems and processes, all of which could hinder the execution of its strategic plans.
A key aspect of these uncertainties is the imposition of tariffs and other trade restrictions. The fluid and evolving nature of trade protectionism, including global tariffs imposed by the United States to-date in 2025, adds further complexity to the Company's supply chain. The Company is actively reviewing its exposure to these tariffs and potential alternatives to affected input. However, uncertainty remains around whether additional tariffs or retaliatory measures will be introduced, the scope of such tariffs, and their direct and indirect effects. Other countries may also adopt protectionist policies including tariffs, trade barriers and other protectionist or retaliatory measures, imposing further constraints on the Company’s ability to procure goods and services. The Company continues to assess and implement measures to mitigate the adverse effects of economic uncertainties, tariffs, trade restrictions, and evolving geopolitical conditions on its operations, financial health, and overall profitability.
Political and Security Risk
The political and security environments in Burkina Faso and its neighboring countries is distressed and volatility remains elevated, including in the Sahel region where the Company’s Essakane mine is located. Burkina Faso and other neighboring countries in the region experienced military coups in recent years. Stability in the West African region, generally, has been upended by military coups and led to near-total suspension of military assistance from France and the U.S. and exclusion of military governments in joint military task force with other West African countries formed to prevent militant attacks and threats from further spreading in the rest of the region. Militant attacks on and threats to supply chains and transit routes continue to increase economic challenges for the country. The security situation in Burkina Faso and its neighboring countries continues to apply pressures to supply chains, although the impact has recently lessened, and there was no major business interruption in 2024 and the first half of 2025. The Company continues to adjust its operating activities in response to the continued volatile security situation, as the safety and security of the Company’s personnel and physical assets are of paramount concern. There is

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	29

an elevated risk to the Company’s operations, assets, financial condition and personnel in Burkina Faso for the foreseeable future. Supply chains and transit routes in the region with neighboring countries remain particularly exposed to elevated risks of militant attacks.
The situation has placed the Government of Burkina Faso under significant financial constraint due to the high cost of funding its initiatives to defend itself against the militant attacks. Furthermore, the Government of Burkina Faso has not fully paid VAT refunds directly to the Company. While the Company has sought to mitigate by selling its VAT receivables to local financial institutions, it has not been able to sell all of its VAT receivables. If the Company is unable to fully recover the outstanding VAT balances, either through refunds or third-party sales, this could place a significant constraint on the free cash flow produced which, in turn, could limit the amount of dividends that Essakane can pay. Additionally, due to the constraints on foreign currency in the country, the Company may not be able to repatriate its portion of the dividend declared during the quarter or may have to purchase foreign currency in the market. Given Essakane's contribution to the financial condition of the Company, any terrorist attack, change in legislation or ownership, problematic or adverse condition affecting mining, processing, infrastructure, equipment, labour, the supply chain, taxation, legal or reputational status, any limitation on cash repatriation could have a material adverse effect on the Company’s business, operations, liquidity and capital resources. Security-related costs, including demurrage fees, continue to place a significant burden on Essakane’s operating costs, with a potential for these expenses to escalate further. The Company cannot provide any assurance regarding when or if such costs might be reduced.
Changes in Laws and Regulations
In 2024, the Burkina Faso Government adopted a new Mining Code to restructure the mining sector, replacing the 2015 framework. The new legislation builds upon many existing provisions to restructure the mining sector. Key reforms included increasing the government’s free-carried interest from 10% to 15% and implementing a preferential dividend in favour of the state, which came into force during the second quarter 2025. The 2024 Mining Code includes additional amendments that have not been enforced, among others, requiring mining companies to open their share capital, providing local investors with the option to acquire an interest of at least 30% in such companies. The new Mining Code was initially expected to maintain the validity of existing mining permits and associated mining conventions for their current term under the laws and regulations in force at the time of their issuance, until the renewal of the mining permits. However, the Burkina Faso Government may enforce the mandated opening of the share capital to local investors for the Company’s existing mining operations at Essakane, on a compensated basis, earlier than the time of renewal of the Essakane mining permit in April 2028. The Company, along with other gold mining companies operating in Burkina Faso, have been engaging with the Burkina Faso Government to clarify and obtain regulatory certainty on these matters. Given Essakane’s contribution to the Company’s business, any further changes in laws and regulations or their interpretation and enforcement by courts or authorities could have a material adverse impact on the Company’s business, financial condition, results of operations and liquidity.
Non-Achievement of Operational Plans and Cost Management
The Company’s ability to meet its operational and financial results is contingent upon the successful execution of its mine plans, which are developed based on a range of technical and operational assumptions including ore grades, metallurgical recoveries, equipment availability, workforce and contractors' productivity, and supply chain stability. A number of internal and external factors may prevent the Company from achieving these plans such as the negative variance between estimated and actual grades of ore mined and processed, pit wall failures or seismic events, adverse weather conditions, disruptions in the supply chain due to regional security threats (particularly impacting the Company’s Essakane mine), labour unrest or shortages, equipment malfunctions or availability. Failure to achieve operational plans and results could result in a negative impact on the Company's operating results, including lower-than-planned gold production, increased costs, and reduced cash flow generation.
Inflation and supply chain disruptions caused by the security situation in Burkina Faso continue to adversely impact costs and availability of the Company's production inputs. Any inability to contain or control operating costs such as labour, energy, fuel, consumables such as cyanide, lime and grinding media, or the increase in royalties due to higher gold prices, increased royalty rate and foreign exchange fluctuations, can materially negatively impact the Company’s earnings and cash flow and may have a material adverse effect on the Company’s business, operations, liquidity and capital resources. Failure to achieve production or cost estimates or the unexpected occurrence of material increases in costs could result in material adverse consequences for the Company.
Equipment Malfunctions
The Company’s mines use expensive, large mining and processing equipment that requires a long time to procure, build and install. The Company’s various operations may encounter delays in or losses of production due to the delay in the delivery of equipment, key equipment or component malfunctions or breakdowns, damage to equipment through accident or misuse, including potential complete write-off of damaged units, or delay in the delivery or the lack of availability of spare parts, or lack of qualified or shortage of personnel at the regions where operations are located, which may impede maintenance activities on equipment and availability of equipment. In addition, equipment may be subject to aging if not replaced, or through inappropriate use or misuse, or improper storage conditions may become obsolete. These factors could adversely impact the Company’s operations, profitability, and financial results.

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	30

NON-GAAP1 FINANCIAL MEASURES

The Company has included certain non-GAAP financial measures to supplement its consolidated interim financial statements, which are presented in accordance with IFRS, including the following:
•Average realized gold price per ounce sold
•Underground mining cost per ore tonne mined, open pit net mining cost per operating tonne mined, milling cost per tonne milled, and G&A cost per tonne milled
•Cash costs, cash costs per ounce sold, all in sustaining cost and all in sustaining cost per ounce sold
•Net earnings (loss) attributable to shareholders and adjusted net earnings (loss) attributable to shareholders
•Net cash from operating activities, before movements in working capital and non-current ore stockpiles
•Earnings before interest, income taxes, depreciation and amortization (“EBITDA”)
•Mine-site free cash flow
•Sustaining and expansion capital expenditures
•Project expenditures
The Company believes that, in addition to conventional financial measures prepared in accordance with IFRS, these non-GAAP financial measures will provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed by IFRS, may not be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Average Realized Gold Price per Ounce Sold
Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits, which, in the Company's case, are not significant, and to provide investors a clearer view of the Company’s financial performance based on the average realized proceeds from gold sales in the reporting period.

($ millions, except where noted)	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Revenues	$580.9	$385.3	$1,058.0	$724.2
By-product credits and other revenues	(1.0)	(0.9)	(2.1)	(1.5)
Gold revenues	$579.9	$384.4	$1,055.9	$722.7
Sales (000s oz)	182	167	356	330
Average realized gold price per ounce[1,2,3] ($/oz)	$3,182	$2,294	$2,961	$2,187
1.Average realized gold price per ounce sold may not be calculated based on amounts presented in this table due to rounding.
2.Average realized gold price per ounce sold is calculated based on sales from the Company's Côté Gold mine at 70% and Westwood and Essakane mines at 100%.
3.Average realized gold price per ounce sold in the second quarter 2025 includes 37,500 ounces at $2,722 per ounce (75,000 ounces at $2,305 per ounce YTD) as delivered into the Q2 2024 Prepay Arrangement (Q2 2024 - 31,250 ounces at $1,994 per ounce, YTD 2024 – 62,500 ounces at $1,994 per ounce as delivered in accordance with the 2022 Prepay Arrangement).
Underground Mining Cost per Ore Tonne Mined, Open Pit Net Mining Cost per Operating Tonne Mined, Milling Cost per Tonne Milled, and G&A Cost per Tonne Milled
Underground mining cost per ore tonne mined and open pit net mining cost per operating tonne mined are defined as:
•Mining costs (as included in production costs), that exclude capitalized waste stripping for open pit mines, less changes in stockpile balances and non-production costs as these costs are not directly related to tonnes mined, divided by
•the sum of the tonnage of ore and operating waste mined.
Milling cost per tonne milled and general and administrative cost per tonne milled are defined as:
•Mill and general and administrative costs (as included in production costs), excluding selling costs and non-production costs as these costs are not directly related to tonnes milled, divided by
•the tonnage of ore milled.
IAMGOLD believes these non-GAAP financial performance measures provide further transparency and assist analysts, investors and other stakeholders of the Company in assessing the performance of mining operations by eliminating the impact of varying production levels. Management is aware, and investors should note, that these per tonne measures of performance can be affected by fluctuations in mining and/or processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs and other data prepared in accordance with IFRS. These measures do not have standardized meanings under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

___________________________
1.GAAP - Generally accepted accounting principle

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	31

Côté Gold (100% basis)

($ millions, except where noted)	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Production cost	$97.1	$24.1	$177.8	$25.5
Adjust for:
Increase/decrease in stockpiles	4.3	15.4	15.3	32.0
Adj. operating cost	$101.4	$39.5	$193.1	$57.5
Included in adjusted operating cost:
Open pit net mining cost [A]	34.9	21.9	65.6	39.1
Milling cost [B], net of capitalized operating cost	49.7	—	92.0	—
G&A cost [C]	16.8	17.6	35.5	18.4
Open pit ore tonnes mined (000s t)	3,170	2,109	6,285	4,053
Open pit operating waste tonnes mined (000s t)	5,838	3,480	11,505	6,688
Open pit ore and operating waste tonnes mined (000s t) [D]	9,008	5,589	17,790	10,741
Ore milled (000s t) [E]	2,930	834	5,027	882
Open pit net mining cost per operating tonne mined ($/tonne) [A/D]	$3.88	$3.92	$3.69	$3.64
Milling cost per tonne milled ($/tonne) [B/E]	$16.94	$—	$18.30	$—
G&A cost per tonne milled ($/tonne) [C/E]	$5.80	$—	$7.09	$—
$/tonne may not re-calculate based on amounts presented in this table due to rounding.
Westwood

($ millions, except where noted)	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Production cost	$46.4	$40.6	$87.4	$79.2
Adjust for:			—	—
Increase/decrease in stockpiles	0.5	(0.7)	1.7	(1.2)
Adj. operating cost	$46.9	$39.9	$89.1	$78.0
Consisting of:
Underground mining cost [A]	29.7	23.5	54.1	44.2
Open pit net mining cost [B]	4.4	4.6	9.3	10.8
Milling cost [C]	8.2	6.7	14.8	12.8
G&A cost [D]	4.6	5.1	10.9	10.2
Underground ore tonnes mined (000s t) [E]	98	89	187	172
Open pit ore tonnes mined (000s t)	315	128	507	248
Open pit waste tonnes mined (000s t)	331	329	812	675
Open pit ore and operating waste tonnes mined (000s t) [F]	646	457	1,319	923
Ore milled (000s t) [G]	323	302	605	551
Underground mining cost per ore tonne mined ($/tonne) [A/E]	$302.08	$266.75	$289.11	$257.28
Open pit net mining cost per operating tonne mined ($/tonne) [B/F]	$6.80	$10.17	$7.02	$11.75
Milling cost per tonne milled ($/tonne) [C/G]	$25.46	$22.09	$24.43	$23.25
G&A cost per tonne milled ($/tonne) [D/G]	$13.98	$16.73	$18.04	$18.46
$/tonne may not re-calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	32

Essakane

($ millions, except where noted)	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Production cost	$142.5	$114.3	$270.2	$225.2
Adjust for:
Increase/decrease in stockpiles	1.1	(0.6)	5.2	7.6
Adj. operating cost	$143.6	$113.7	$275.4	$232.8
Consisting of:
Open pit net mining cost [A]	51.7	30.0	96.9	66.1
Milling cost [B]	62.7	58.3	117.3	113.7
G&A cost [C]	29.2	25.4	61.2	53.0
Open pit ore tonnes mined (000s t)	2,168	2,195	4,615	5,653
Open pit operating waste tonnes mined (000s t)	6,419	3,521	12,086	6,653
Open pit ore and operating waste tonnes mined (000s t) [D]	8,587	5,716	16,701	12,306
Ore milled (000s t) [E]	3,113	2,967	6,225	6,006
Open pit net mining cost per operating tonne mined ($/tonne) [A/D]	$6.02	$5.25	$5.80	$5.37
Milling cost per tonne milled ($/tonne) [B/E]	$20.12	$19.64	$18.84	$18.93
G&A cost per tonne milled ($/tonne) [C/E]	$9.36	$8.57	$9.82	$8.83
$/tonne may not re-calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	33

Cash Costs, Cash Costs per Ounce Sold, AISC and AISC per Ounce Sold
The Company reports cash costs, cash costs per ounce sold, AISC and AISC per ounce sold in order to provide investors with information about key measures used by management to monitor performance of mine sites in commercial production and its ability to generate positive cash flow.
Cash costs include mine-site operating costs such as mining, processing, administration, royalties, production taxes and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales exclusive of depreciation expense, sustaining capital expenditures, which are required to maintain existing operations, capitalized exploration, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits and corporate general and administrative costs. These costs are then divided by the Company’s attributable gold ounces sold by mine sites in commercial production in the period to arrive at the cash costs per ounce sold and the AISC per ounce sold.
The following tables provide a reconciliation of cash costs, AISC, cost of sales excluding depreciation per ounce sold, cash costs per ounce sold and AISC per ounce sold on an attributable basis to cost of sales as per the consolidated interim financial statements.
Three months ended June 30, 2025

($ millions, except where noted)	Côté Gold	Westwood	Essakane	Corporate	Total
Cost of sales[1]	$125.4	$58.5	$197.7	$0.5	$382.1
Depreciation expense[1]	(41.5)	(13.4)	(39.6)	(0.5)	(95.0)
Cost of sales, excluding depreciation expense	$83.9	$45.1	$158.1	$—	$287.1
Adjust for:
By-product credit	(0.3)	(0.5)	(0.3)	—	(1.1)
Cost attributed to non-controlling interests[2]	—	—	(15.6)	—	(15.6)
Cash costs – attributable	$83.6	$44.6	$142.2	$—	$270.4
Adjust for:
Sustaining capital expenditures[3]	26.2	15.7	29.9	0.1	71.9
Corporate general and administrative costs[4]	—	—	—	12.5	12.5
Other costs[5]	0.6	0.8	1.5	0.1	3.0
Cost attributable to non-controlling interests[2]	—	—	(3.1)	—	(3.1)
AISC – attributable	$110.4	$61.1	$170.5	$12.7	$354.7
Total gold sales (000 oz) – attributable	68	29	76	—	173
Cost of sales excluding depreciation[6] ($/oz sold) - attributable	$1,222	$1,577	$1,858	$—	$1,561
Cash costs[6] ($/oz sold) – attributable	$1,219	$1,562	$1,855	$—	$1,556
AISC[6] all operations ($/oz sold) – attributable	$1,611	$2,140	$2,224	$73	$2,041
1.As per note 25 of the consolidated interim financial statements for cost of sales and depreciation expense.
2.Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales. The attributable portion was calculated based on IAMGOLD’s 90% ownership throughout the reporting period. Although IAMGOLD’s ownership interest decreased to 85% effective June 20, 2025, the financial results for the quarter ended June 30, 2025, reflect the 90% ownership for the entire period. The impact of the ownership change will be recognized in the subsequent quarter.
3.Sustaining capital expenditures are expenditures required to support current production levels at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. Sustaining capital expenditures are further described below.
4.Corporate general and administrative costs exclude one-time material severance charges.
5.Other costs include sustaining lease principal payments and environmental rehabilitation accretion and amortization, partially offset by by-product credits.
6.Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold, and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	34

Three months ended June 30, 2024

($ millions, except where noted)	Côté Gold	Westwood	Essakane	Corporate	Total
Cost of sales[1]	$11.4	$51.2	$171.9	$0.1	$234.6
Depreciation expense[1]	—	(11.1)	(43.1)	(0.1)	(54.3)
Cost of sales, excluding depreciation expense	$11.4	$40.1	$128.8	$—	$180.3
Adjust for:
By-product credit	—	(0.3)	(0.4)	—	(0.7)
Cost attributed to non-controlling interests[2]	—	—	(12.9)	—	(12.9)
Cash costs – attributable	$11.4	$39.8	$115.5	$—	$166.7
Adjust for:
Exclusion of pre-production costs - Côté Gold	(11.4)	—	—	—	(11.4)
Sustaining capital expenditures[3]	—	16.5	44.0	0.3	60.8
Corporate general and administrative costs[4]	—	—	—	12.5	12.5
Other costs[5]	—	2.5	3.8	0.1	6.4
Cost attributable to non-controlling interests[2]	—	—	8.3	—	8.3
AISC – attributable	$—	$58.8	$171.6	$12.9	$243.3
Total gold sales (000 oz) – attributable	14	35	107	—	156
Cost of sales excluding depreciation[6] ($/oz sold) - attributable	$839	$1,142	$1,084	$—	$1,076
Cash costs[6] ($/oz sold) – attributable	$836	$1,131	$1,081	$—	$1,071
AISC[6] all operations ($/oz sold) – attributable	$—	$1,663	$1,481	$91	$1,617
1.As per note 25 of the consolidated interim financial statements for cost of sales and depreciation expense.
2.Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.
3.Sustaining capital expenditures are expenditures required to support current production levels at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. Sustaining capital expenditures are further described below.
4.Corporate general and administrative costs exclude depreciation expense and one-time material severance charges.
5.Other costs include sustaining lease principal payments and environmental rehabilitation accretion and amortization, partially offset by by-product credits.
6.Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold, and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	35

Six months ended June 30, 2025

($ millions, continuing operations, except where noted)	Côté Gold	Westwood	Essakane	Corporate	Total
Cost of sales[1]	$224.6	$113.0	$379.4	$1.0	$718.0
Depreciation expense[1]	(75.5)	(25.8)	(72.4)	(1.0)	(174.7)
Cost of sales, excluding depreciation expense	$149.1	$87.2	$307.0	$—	$543.3
Adjust for:
By-product credit	(0.4)	(1.0)	(0.6)	—	(2.0)
Cost attributed to non-controlling interests[2]	—	—	(30.5)	—	(30.7)
Cash costs – attributable	$148.7	$86.2	$275.9	$—	$510.8
Adjust for:
Exclusion of pre-production costs - Côté Gold	—	—	—	—	—
Sustaining capital expenditures[3]	45.5	31.2	55.9	0.6	133.2
Corporate general and administrative costs[4]	—	—	—	28.9	28.9
Other costs[5]	1.1	1.5	3.0	(3.6)	2.0
Cost attributable to non-controlling interests[2]	—	—	(5.9)	—	(5.9)
AISC – attributable	$195.3	$118.9	$328.9	$25.9	$669.0
Total gold sales (000 oz) – attributable	120	56	162	—	338
Cost of sales excluding depreciation[6] ($/oz sold) - attributable	$1,240	$1,562	$1,700	$—	$1,514
Cash costs[6] ($/oz sold) – attributable	$1,237	$1,545	$1,697	$—	$1,509
AISC[6] all operations ($/oz sold) – attributable	$1,625	$2,132	$2,024	$77	$1,976
1.As per note 25 of the consolidated interim financial statements for cost of sales and depreciation expense.
2.Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales. The attributable portion was calculated based on IAMGOLD’s 90% ownership throughout the reporting period. Although IAMGOLD’s ownership interest decreased to 85% effective June 20, 2025, the financial results for the quarter ended June 30, 2025, reflect the 90% ownership for the entire period. The impact of the ownership change will be recognized in the subsequent quarter.
3.Sustaining capital expenditures are expenditures required to support current production levels at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. Sustaining capital expenditures are further described below.
4.Corporate general and administrative costs exclude depreciation expense and one-time material severance charges.
5.Other costs include sustaining lease principal payments and environmental rehabilitation accretion and amortization, partially offset by by-product credits.
6.Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold, and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	36

Six months ended June 30, 2024

($ millions, continuing operations, except where noted)	Côté Gold	Westwood	Essakane	Corporate	Total
Cost of sales[1]	$11.4	$103.3	$352.8	$0.3	$467.8
Depreciation expense[1]	—	(22.3)	(93.5)	(0.3)	(116.1)
Cost of sales, excluding depreciation expense	$11.4	$81.0	$259.3	$—	$351.7
Adjust for:
By-product credit	—	(0.6)	(0.7)	—	(1.3)
Cost attributed to non-controlling interests[2]	—	—	(25.9)	—	(25.9)
Cash costs – attributable	$11.4	$80.4	$232.7	$—	$324.5
Adjust for:
Exclusion of pre-production costs - Côté Gold	(11.4)	—	—	—	(11.4)
Sustaining capital expenditures[3]	—	35.4	80.9	0.4	116.7
Corporate general and administrative costs[4]	—	—	—	22.2	22.2
Other costs[5]	—	3.1	7.0	0.2	10.3
Cost attributable to non-controlling interests[2]	—	—	(8.8)	—	(8.8)
AISC – attributable	$—	$118.9	$311.8	$22.8	$453.5
Total gold sales (000 oz) – attributable	14	68	224	—	306
Cost of sales excluding depreciation[6] ($/oz sold) - attributable	$839	$1,191	$1,042	$—	$1,066
Cash costs[6] ($/oz sold) – attributable	$836	$1,182	$1,040	$—	$1,062
AISC[6] all operations ($/oz sold) – attributable	$—	$1,747	$1,393	$78	$1,553
1.As per note 25 of the consolidated interim financial statements for cost of sales and depreciation expense.
2.Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.
3.Sustaining capital expenditures are expenditures required to support current production levels at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. Sustaining capital expenditures are further described below.
4.Corporate general and administrative costs exclude depreciation expense and one-time material severance charges.
5.Other costs include sustaining lease principal payments and environmental rehabilitation accretion and amortization, partially offset by by-product credits.
6.Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold, and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.
Sustaining and Expansion Capital Expenditures
Sustaining capital expenditures are expenditures required to support current production levels at a mine site and exclude all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. The distinctions between sustaining and expansion capital used by the Company align with the guidelines set out by the World Gold Council. Expansion capital is capital expenditures incurred at new projects and capital expenditures related to major projects or expansion at existing operations where these projects will materially benefit the operations. This non-GAAP financial measure provides investors with transparency regarding the capital expenditures required to support the ongoing operations at its mines, relative to its total capital expenditures.
Reconciliation of incurred capital expenditure per the segmented note in the financial statements to incurred sustaining and expansion capital for the three months ended June 30, 2025, and June 30, 2024:

($ millions, except where noted)	Sustaining	Expansion	Q2 2025	Sustaining	Expansion	Q2 2024
Capital expenditures for property, plant and equipment	$78.4	$8.9	$87.3	$57.4	$71.8	$129.2
Less: Côté Gold (9.7% share in 2024)	—	—	—	—	(9.5)	(9.5)
Subtotal	$78.4	$8.9	$87.3	$57.4	$62.3	$119.7
Côté Gold (IMG basis)	27.2	6.6	33.8	—	60.6	60.6
Westwood	16.0	—	16.0	16.8	0.1	16.9
Essakane	35.0	2.3	37.3	40.1	1.6	41.7
Corporate	0.2	—	0.2	0.5	—	0.5

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	37

Reconciliation of capital expenditure per cash flow statement in the financial statements to cash payments for sustaining and expansion capital for the three months ended June 30, 2025, and June 30, 2024:

($ millions, except where noted)	Sustaining	Expansion	Q2 2025	Sustaining	Expansion	Q2 2024
Capital expenditures for property, plant and equipment	$78.4	$8.9	$87.3	$57.4	$71.8	$129.2
Working capital adjustments	(6.5)	(1.3)	(7.8)	3.4	41.5	44.9
Capital expenditures per statement of cash flows	71.9	7.6	79.5	60.8	113.3	174.1
Less: Côté Gold (9.7% share in 2024)	—	—	—	—	(15.3)	(15.3)
Subtotal	$71.9	$7.6	$79.5	$60.8	$98.0	$158.8
Côté Gold (IMG basis)	26.2	5.3	31.5	—	96.5	96.5
Westwood	15.7	—	15.7	16.5	0.1	16.6
Essakane	29.9	2.3	32.2	44.0	1.4	45.4
Corporate	0.1	—	0.1	0.3	—	0.3
Reconciliation of incurred capital expenditure per the segmented note in the financial statements to incurred sustaining and expansion capital for the six months ended June 30, 2025, and June 30, 2024:

($ millions, except where noted)	Sustaining	Expansion	YTD 2025	Sustaining	Expansion	YTD 2024
Capital expenditures for property, plant and equipment	$140.1	$14.2	$154.3	$112.5	$205.3	$317.8
Less: Côté Gold (9.7% share in 2024)	—	—	—	—	(27.8)	(27.8)
Subtotal	$140.1	$14.2	$154.3	$112.5	$177.5	$290.0
Côté Gold (IMG basis)	45.4	9.7	55.1	—	175.3	175.3
Westwood	31.1	—	31.1	35.8	0.1	35.9
Essakane	62.9	4.5	67.4	76.1	2.1	78.2
Corporate	0.7	—	0.7	0.6	—	0.6
Reconciliation of capital expenditure per cash flow statement in the financial statements to cash payments for sustaining and expansion capital for the six months ended June 30, 2025, and June 30, 2024:

($ millions, except where noted)	Sustaining	Expansion	YTD 2025	Sustaining	Expansion	YTD 2024
Capital expenditures for property, plant and equipment	$140.1	$14.2	$154.3	$112.5	$205.3	$317.8
Working capital adjustments	(6.9)	(3.2)	(10.1)	4.2	5.0	9.2
Capital expenditures per statement of cash flows	133.2	11.0	144.2	116.7	210.3	327.0
Less: Côté Gold (9.7% share in 2024)	—	—	—	—	(28.2)	(28.2)
Subtotal	$133.2	$11.0	$144.2	$116.7	$182.1	$298.8
Côté Gold (IMG basis)	45.5	6.5	52.0	—	180.2	180.2
Westwood	31.2	—	31.2	35.4	0.1	35.5
Essakane	55.9	4.5	60.4	80.9	1.8	82.7
Corporate	0.6	—	0.6	0.4	—	0.4
Project Expenditures
Project expenditures at Côté represent all the project construction capital costs incurred during construction and commissioning phase of the project in line with the Côté Gold NI 43-101 technical report and include capital expenditures, right-of-use assets acquired through leases, and initial supplies inventory, less certain cash and non-cash corporate level adjustments included in capital expenditures.

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	38

EBITDA and Adjusted EBITDA
EBITDA (earnings before income taxes, depreciation and amortization of finance costs) is an indicator of the Company’s ability to produce operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures.
Adjusted EBITDA represents EBITDA excluding certain impacts such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. Management believes this additional information is useful to investors in understanding the Company’s ability to generate operating cash flow by excluding from the calculation these non-cash amounts and cash amounts that are not indicative of the recurring performance of the underlying operations for the periods presented.
The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the consolidated interim financial statements:

($ millions, except where noted)	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Earnings (loss) before income taxes	$164.8	$129.4	$250.5	$218.1
Add:
Depreciation	95.0	54.6	174.7	116.7
Finance costs	24.0	5.9	53.8	9.2
EBITDA	$283.8	$189.9	$479.0	$344.0
Adjusting items:
Unrealized (gain)/loss on non-hedge derivatives	(1.7)	(6.8)	1.1	(14.5)
Impairment charge (reversal)	—	6.8	—	6.8
Foreign exchange (gain)/loss	(1.7)	3.5	(3.3)	2.6
Write-down of assets	0.1	0.1	0.2	0.2
Changes in estimates of asset retirement obligations at closed sites	1.3	(2.1)	6.2	(1.6)
Fair value of deferred consideration from sale of Sadiola	(0.5)	(0.5)	(1.0)	(0.9)
Gain on sale of royalties	(4.9)	—	(4.9)	—
Severance costs	—	—	3.8	0.2
Other	—	0.2	(0.2)	6.8
Adjusted EBITDA	$276.4	$191.1	$480.9	$343.6

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	39

Adjusted Net Earnings (Loss) Attributable to Equity Holders
Adjusted net earnings (loss) attributable to equity holders represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. This measure is not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS. Management believes this measure better reflects the Company’s performance for the current period and is a better indication of its expected performance in future periods. As such, the Company believes that this measure is useful to investors in assessing the Company’s underlying performance.
The following table provides a reconciliation of earnings (loss) before income taxes and non-controlling interests as per the consolidated statements of earnings (loss) to adjusted net earnings (loss) attributable to equity holders of the Company.

($ millions, except where noted)	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Earnings (loss) before income taxes and non-controlling interests	$164.8	$129.4	$250.5	$218.1
Adjusting items:
Unrealized gain/(loss) on non-hedge derivatives	(1.7)	(6.8)	1.1	(14.5)
Other finance costs	2.1	2.3	7.2	2.3
Impairment charge (reversal)	—	6.8	—	6.8
Foreign exchange (gain)/loss	(1.7)	3.5	(3.3)	2.6
Write-down of assets	0.1	0.1	0.2	0.2
Changes in estimates of asset retirement obligations at closed sites	1.3	(2.1)	6.2	(1.6)
Fair value of deferred consideration from sale of Sadiola	(0.5)	(0.5)	(1.0)	(0.9)
Gain on sale of royalties	(4.9)	—	(4.9)	—
Severance costs	—	—	3.8	0.2
Other	—	0.2	(0.2)	6.8
Adjusted earnings before income taxes and non-controlling interests	$159.5	$132.9	$259.6	$220.0
Income taxes	(78.9)	(36.9)	(118.1)	(63.9)
Tax on foreign exchange translation of deferred income tax balances	5.7	(2.7)	8.0	(2.9)
Tax impact of adjusting items	(1.8)	(0.5)	(3.0)	(0.5)
Non-controlling interests	(7.2)	(8.0)	(14.0)	(14.9)
Adjusted net earnings (loss) attributable to equity holders	$77.3	$84.8	$132.5	$137.8
Adjusted net earnings (loss) per share attributable to equity holders	$0.13	$0.16	$0.23	$0.27
Basic weighted average number of common shares outstanding (millions)	575.1	525.4	573.8	508.3
Net Cash from Operating Activities before Changes in Working Capital
The Company makes reference to net cash from operating activities before changes in working capital which is calculated as net cash from operating activities less working capital items and non-current ore stockpiles. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes that this non-GAAP measure, which excludes these non-cash items, provides investors with the ability to better evaluate the operating cash flow performance of the Company.
The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities:

($ millions, except where noted)	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Net cash from operating activities	$85.8	$160.1	$160.1	$237.2
Adjusting items from working capital items and non-current ore stockpiles:
Receivables and other current assets	29.3	(18.0)	47.6	6.4
Inventories and non-current ore stockpiles	19.6	12.2	42.1	13.0
Accounts payable and accrued liabilities	(7.4)	14.9	(17.6)	55.4
Net cash from operating activities before changes in working capital	$127.3	$169.2	$232.2	$312.0

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	40

Mine-Site Free Cash Flow
Mine-site free cash flow is calculated as cash flow from mine-site operating activities less capital expenditures from operating mine sites. The Company believes this measure is useful to investors in assessing the Company's ability to operate its mine sites without reliance on additional borrowing or usage of existing cash.
Three months ended June 30, 2025

($ millions, except where noted)	Côté Gold	Westwood	Essakane	Corporate & other	Total
Net cash from operating activities	$125.4	$52.3	$42.2	$(134.1)	$85.8
Add:
Operating cash flow used by non-mine site activities	—	—	—	134.1	134.1
Cash flow from operating mine-sites	$125.4	$52.3	$42.2	$—	$219.9
Capital expenditures	31.5	15.7	32.2	0.1	79.5
Less:
Capital expenditures from corporate and development projects	—	—	—	(0.1)	(0.1)
Capital expenditures from operating mine-sites	$31.5	$15.7	$32.2	$—	$79.4
Mine-site cash flow	$93.9	$36.6	$10.0	$—	$140.5
Three months ended June 30, 2024

($ millions, except where noted)	Westwood	Essakane	Corporate & Other	Total
Net cash from operating activities	$38.4	$163.6	$(41.9)	$160.1
Add:
Operating cash flow used by non-mine site activities	—	—	41.9	41.9
Cash flow from operating mine-sites	$38.4	$163.6	$—	$202.0
Capital expenditures	16.6	45.4	112.1	174.1
Less:
Capital expenditures from construction and development projects and corporate	—	—	(112.1)	(112.1)
Capital expenditures from operating mine-sites	$16.6	$45.4	$—	$62.0
Mine-site cash flow	$21.8	$118.2	$—	$140.0
Six months ended June 30, 2025

($ millions, except where noted)	Côté Gold	Westwood	Essakane	Corporate & other	Total
Net cash from operating activities	$203.5	$84.4	$135.8	$(263.6)	$160.1
Add:
Operating cash flow used by non-mine site activities	—	—	—	263.6	263.6
Cash flow from operating mine-sites	$203.5	$84.4	$135.8	$—	$423.7
Capital expenditures	52.0	31.2	60.4	0.6	144.2
Less:
Capital expenditures from corporate and development projects	—	—	—	(0.6)	(0.6)
Capital expenditures from operating mine-sites	$52.0	$31.2	$60.4	$—	$143.6
Mine-site cash flow	$151.5	$53.2	$75.4	$—	$280.1

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	41

Six months ended June 30, 2024

($ millions, except where noted)	Westwood	Essakane	Corporate & Other	Total
Net cash from operating activities	$67.8	$236.6	$(67.2)	$237.2
Add:
Operating cash flow used by non-mine site activities	—	—	67.2	67.2
Cash flow from operating mine-sites	$67.8	$236.6	$—	$304.4
Capital expenditures	35.5	82.7	208.8	327.0
Less:
Capital expenditures from construction and development projects and corporate	—	—	(208.8)	(208.8)
Capital expenditures from operating mine-sites	$35.5	$82.7	$—	$118.2
Mine-site cash flow	$32.3	$153.9	$—	$186.2
Liquidity and Net Cash (Debt)
Liquidity is defined as cash and cash equivalents, short-term investments and the credit available under the Credit Facility. Net cash (debt) is calculated as cash, cash equivalents and short-term investments less long-term debt, lease liabilities and the drawn portion of the Credit Facility. The Company believes this measure provides investors with additional information regarding the liquidity position of the Company.

	June 30	December 31
($ millions, except where noted)	2025	2024
Cash and cash equivalents	$223.8	$347.5
Short-term investments	1.0	1.0
Available Credit Facility	391.7	418.5
Available Liquidity	$616.5	$767.0

	June 30	December 31
($ millions, except where noted)	2025	2024
Cash and cash equivalents	$223.8	$347.5
Short-term investments	1.0	1.0
Lease liabilities	(129.5)	(124.2)
Long-term debt[1]	(1,101.9)	(1,072.1)
Drawn letters of credit issued under Credit Facility	(8.3)	(11.5)
Net cash (debt)	$(1,014.9)	$(859.3)
1. Includes principal amount of the Notes of $450.0 million, Term Loan of $400.0 million, Credit Facility of $250.0 million and equipment loans of $1.9 million (December 31, 2024 – $450.0 million, $400.0 million, $220.0 million, and $2.1 million, respectively). Excludes deferred transaction costs and embedded derivative on the Notes and Term Loan.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included or incorporated by reference in this MD&A, including any information as to the Company’s vision, strategy, future financial or operating performance and other statements that express management’s expectations or estimates of future performance or impact, including statements in respect of the prospects and/or development of the Company’s projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as “forward-looking statements”) and such forward-looking statements are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements are generally identifiable by the use of words such as “may”, “will”, “should”, “would”, “could”, “continue”, “expect”, “budget”, “aim”, “can”, “focus”, “forecast”, “anticipate”, “estimate”, “maintain”, “believe”, “intend”, “plan”, “schedule”, “guidance”, “outlook”, “potential”, “seek”, “targets”, “cover”, “strategy”, “during”, “ongoing”, “subject to”, “future”, “objectives”, “opportunities”, “committed”, “prospective”, “likely”, “progress”, “strive”, “sustain”, “effort”, “extend”, “remain”, “pursue”, “predict”, or “project” or the negative of these words or other variations on these words or comparable terminology.
For example, forward-looking statements in this MD&A include, without limitation, those under the headings “About IAMGOLD”, “Highlights”, “Outlook”, “Environmental, Social and Governance”, “Operations”, “Financial Condition" and “Quarterly Financial Review” and include, but are not limited to, statements with respect to: the estimation of mineral reserves and mineral resources and the realization of such estimates; operational and financial performance including the Company’s guidance for and actual results of production, ESG (including environmental) performance, costs and capital and other expenditures such as exploration

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	42

and including depreciation expense and effective tax rate; expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Company; mine development activities; the Company's capital allocation and liquidity; the composition of the Company’s portfolio of assets including its operating mines, development and exploration projects; permitting timelines and the expected receipt of permits; inflation, including global inflation and inflationary pressures; global supply chain constraints; environmental verification, biodiversity and social development projects; plans, targets, proposals and strategies with respect to sustainability, including third party data on which the Company relies, and their implementation; commitments with respect to sustainability and the impact thereof; the development of the Company’s Water Management Standard; commitments with respect to biodiversity; commitments related to social performance, including commitments in furtherance of Indigenous relations; the ability to secure alternative sources of consumables of comparable quality and on reasonable terms; workforce and contractor availability, labour costs and other labour impacts; the impacts of weather; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; financial instruments; hedging strategies; impairment assessments and assets carrying values estimates; safety and security concerns in the jurisdictions in which the Company operates and the impact thereof on the Company’s operational and financial performance and financial condition; and government regulation of mining operations (including the Competition Act (Canada) and the regulations associated with the fight against climate change).
The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this MD&A, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.
Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the Company's business strategies and its ability to execute thereon; the development and execution of implementing strategies to meet the Company’s sustainability vision and targets; security risks, including civil unrest, war or terrorism and disruptions to the Company’s supply chain and transit routes as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company’s Essakane mine; the availability of labour and qualified contractors; the availability of key inputs for the Company's operations and disruptions in global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (including, but not limited to diesel, fuel oil and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business, including the imposition of tariffs by the United States on Canadian products; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for transactions, exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company’s credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the Company's ability to execute on de-risking activities and measures to improve operations; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company’s assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements; the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; disruptions from weather related events resulting in limited or no productivity such as forest fires, severe storms, flooding, drought, heavy snowfall, poor air quality, and

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	43

extreme heat or cold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements and/or collective bargaining agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company’s AIF available on SEDAR+ at www.sedarplus.ca or Form 40-F available on EDGAR at www.sec.gov/edgar for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.
Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION Second Quarter 2025 Management's Discussion and Analysis	44